UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2015

Commission File Number 001-35298

OCEAN RIG UDW INC.

10 Skopa Street, Tribune House
2nd Floor, Office 202, CY 1075
Nicosia, Cyprus

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1.1 is the Placement Agency Agreement, dated June 3, 2015, by and among Ocean Rig UDW Inc. (the "Company") and Clarksons Platou Securities, Inc., Pareto Securities Inc. and Seaport Global Securities LLC, acting severally on behalf of themselves and the several Placement Agents named in Schedule II thereto, relating to the offering of 28,571,428 common shares of the Company to certain investors (the "Offering").
Attached to this Report on Form 6-K as Exhibit 5.1 is the opinion of Seward & Kissel LLP relating to the legality and validity of the common shares.
Attached to this Report on Form 6-K as Exhibit 99.1 is a form of the Subscription Agreement, by and among the Company and each investor, relating to the Offering.
The information contained in this report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-202829) that was filed with the U.S. Securities and Exchange Commission with an effective date of May 7, 2015, and its prospectus supplement dated June 3, 2015 relating to the Offering.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OCEAN RIG UDW INC.
(Registrant)

Dated: June 8, 2015	By: /s/ George Economou
George Economou Chief Executive Officer

Exhibit 1.1
Execution Version

28,571,428 SHARES
OCEAN RIG UDW INC.
 COMMON SHARES ($0.01 PAR VALUE PER SHARE)
PLACEMENT AGENCY AGREEMENT

June 3, 2015

 June 3, 2015

Clarksons Platou Securities, Inc.
410 Park Avenue
Suite 710
 New York, New York 10022
Pareto Securities Inc.
150 East 52nd Street
29th Floor
New York, NY 10022

Seaport Global Securities LLC
400 Poydras Street, Ste. 3100
New Orleans, LA 70130

for the Placement Agents named in Schedule II hereto
Ladies and Gentlemen:
1.            This placement agency agreement (this "Agreement") confirms our understanding that Ocean Rig UDW Inc., a corporation incorporated under the laws of the Republic of the Marshall Islands (the "Company"), hereby appoints the placement agents named in Schedule II hereto as its placement agents (the "Placement Agents"), for whom you are acting as joint, lead managers (the "Joint Lead Managers"), in connection with the proposed sale to certain investors (the "Direct Offering") of 28,571,428 common shares, par value $0.01 per share, of the Company (the "Shares").  On the basis of the representations and warranties contained herein, and subject to the terms and conditions set forth herein, the Placement Agents agree to use their best commercially practicable efforts to solicit and receive offers to purchase the Shares.  Notwithstanding anything to the contrary contained in this Agreement, the Placement Agents shall have no obligation to purchase any of the Shares, or any liability to the Company if any prospective purchaser fails to consummate a purchase of or pay for any of the Shares.  The common shares, par value $0.01 per share, of the Company to be outstanding after giving effect to the placement of Shares contemplated hereby are hereinafter referred to as the "Common Shares." If the firm or firms listed in Schedule II hereto include only the Managers listed in Schedule I hereto, then the terms "Placement Agents" and "Managers" as used herein shall each be deemed to refer to such firm or firms. As we have discussed, George Economou, the Company's Chairman, Chief Executive Officer and President has agreed to purchase up to 1,428,571 Shares (the "GE Subscription") in the Direct Offering.
The Company has filed with the Securities and Exchange Commission (the "Commission") a registration statement, including a prospectus, (File No. 333-202829) on Form F-3 relating to the securities (the "Shelf Securities"), including the Shares, to be issued from time to time by the Company.  The registration statement as amended to the date of this Agreement, including the information (if any) deemed to be part of the registration statement at the time of effectiveness pursuant to Rule 430A or Rule 430B under the Securities Act of 1933, as amended (the "Securities Act"), is hereinafter referred to as the "Registration Statement", and the related prospectus covering the Shelf Securities dated May 7, 2015 in the form first used to confirm sales of the Shares (or in the form first made available to the Placement Agents by the Company to meet requests of purchasers pursuant to Rule 173 under the Securities Act) is hereinafter referred to as the "Basic Prospectus." The Basic Prospectus, as supplemented by the prospectus supplement specifically relating to the Shares in the form first used to confirm sales of the Shares (or in the form first made available to the Placement Agents by the Company to meet requests of purchasers pursuant to Rule 173 under the Securities Act) is hereinafter referred to as the "Prospectus," and the term "preliminary prospectus" means any preliminary form of the Prospectus.  For purposes of this Agreement, "free writing prospectus" has the meaning set forth in Rule 405 under the Securities Act, "Time of Sale Prospectus" means the documents and pricing information identified in Schedule I hereto, and "broadly available road show" means a "bona fide electronic road show" as defined in Rule 433(h)(5) under the Securities Act that has been made available without restriction to any person.  As used herein, the terms "Registration Statement," "Basic Prospectus," "preliminary prospectus," "Time of Sale Prospectus" and "Prospectus" shall include the documents, if any, incorporated by reference therein as of the date hereof.  The terms "supplement," "amendment," and "amend" as used herein with respect to the Registration Statement, the Basic Prospectus, the Time of Sale Prospectus, any preliminary prospectus or the Prospectus shall include all documents subsequently filed by the Company with the Commission pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that are deemed to be incorporated by reference therein.

2.            Representations and Warranties.  The Company represents and warrants to and agrees with each of the Placement Agents that:
(a)                The Registration Statement has become effective; no stop order suspending the effectiveness of the Registration Statement is in effect, and no proceedings for such purpose are pending before or, to the Company's knowledge, threatened by the Commission.
(b)                (i) Each document, if any, filed or to be filed pursuant to the Exchange Act and incorporated by reference in the Time of Sale Prospectus or the Prospectus complied or will comply when so filed in all material respects with the Exchange Act and the applicable rules and regulations of the Commission thereunder (the "Exchange Act Regulations"), (ii) each part of the Registration Statement, when such part became effective, did not contain, and each such part, as amended or supplemented, if applicable, will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (iii) the Registration Statement as of the date hereof does not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (iv) the Registration Statement and the Prospectus comply, and as amended or supplemented, if applicable, will comply in all material respects with the Securities Act and the applicable rules and regulations of the Commission thereunder (the "Securities Act Regulations"), (v) the Time of Sale Prospectus does not, and at the time of each sale of the Shares in connection with the offering when the Prospectus is not yet available to prospective purchasers and at the Closing Date (as defined in Section 2(a)), the Time of Sale Prospectus, as then amended or supplemented by the Company, if applicable, will not, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, (vi) each broadly available road show, if any, when considered together with the Time of Sale Prospectus, does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading and (vii) the Prospectus does not contain and, as amended or supplemented, if applicable, will not contain, as of the Closing Date, any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, except that the representations and warranties set forth in this paragraph do not apply to statements or omissions in the Registration Statement, the Time of Sale Prospectus, broadly available road show materials or the Prospectus based upon information relating to any Placement Agent furnished to the Company in writing by such Placement Agent through the Joint Lead Managers expressly for use therein.
(c)                The documents incorporated or deemed to be incorporated by reference in the Registration Statement and the Prospectus, when they became effective or at the time they were or hereafter are filed with the Commission, complied and will comply in all material respects with the requirements of the Securities Act and the Securities Act Regulations or the Exchange Act and the Exchange Act Regulations, as applicable, and, when read together with the other information in the Prospectus, at the time the Registration Statement became effective, at the time the Prospectus was issued and at the Closing Date, did not and will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading.
(d)                As of the execution and delivery of this Agreement, the aggregate market value of the Company's outstanding voting common equity held by non-affiliates of the Company as calculated under Item B.1. of Form F-3 and the instructions thereto, is $300.0 million or greater and the Company otherwise satisfies the requirements for a registrant's use of the Form F-3 as in effect in 1992.

(e)                 (i)  At the time of filing the Registration Statement and any post-effective amendment thereto (ii) at the earliest time thereafter that the Company or another offering participant made a bona fide offer (within the meaning of Rule 164(h)(2) of the Securities Act Regulations) of the Shares, and (iii) as of the execution and delivery of the date of this Agreement, the Company was not and is not an "ineligible issuer", as defined in Rule 405, without taking account of any determination by the Commission pursuant to Rule 405 that it is not necessary that the Company be considered an ineligible issuer.  Any free writing prospectus that the Company is required to file pursuant to Rule 433(d) under the Securities Act has been, or will be, filed with the Commission in accordance with the requirements of the Securities Act and the Securities Act Regulations.  Each free writing prospectus that the Company has filed, or is required to file, pursuant to Rule 433(d) under the Securities Act or that was prepared by or on behalf of or used or referred to by the Company complies or will comply in all material respects with the requirements of the Securities Act and the Securities Act Regulations.  Except for the free writing prospectuses, if any, identified in Schedule I hereto forming part of the Time of Sale Prospectus, and electronic road shows, if any, each furnished to you before first use, the Company has not prepared, used or referred to, and will not, without your prior consent, prepare, use or refer to, any free writing prospectus.
(f)                Ernst & Young (Hellas) Certified Auditors Accountants S.A. ("E&Y"), who reported on the financial statements and supporting schedules included in the Registration Statement, the Time of Sale Prospectus and the Prospectus, are independent public accountants with respect to the Company and its subsidiaries within the meaning of the Securities Act and the Securities Act Regulations and the rules and regulations of the Public Company Accounting Oversight Board.
(g)                The financial statements, together with the related schedules and notes, included in the Registration Statement, the Time of Sale Prospectus and the Prospectus present fairly in all material respects the financial position of the Company and its consolidated subsidiaries at the dates indicated and the statement of operations, stockholders' equity and cash flows of the Company and its consolidated subsidiaries for the periods specified; said financial statements have been prepared in conformity with United States generally accepted accounting principles ("GAAP") applied on a consistent basis throughout the periods involved except as otherwise disclosed in the Registration Statement, the Time of Sale Prospectus and Prospectus.  The supporting schedules, if any, included in the Registration Statement, the Time of Sale Prospectus and the Prospectus present fairly in all material respects in accordance with GAAP the information required to be stated therein. The "Summary Consolidated Financial and Other Data" included in the Registration Statement, the Time of Sale Prospectus and the Prospectus present fairly in all material respects the information shown therein and have been compiled on a basis consistent with that of the audited financial statements included in the Registration Statement, the Time of Sale Prospectus and the Prospectus except as otherwise disclosed therein.  All disclosures contained in the Registration Statement, the Time of Sale Prospectus and the Prospectus regarding "non-GAAP financial measures" (as such term is defined by the Securities Act Regulations) comply in all material respects with Regulation G of the Exchange Act and Item 10 of Regulation S-K under the Act, to the extent applicable.  The Company and the Subsidiaries do not have any material liabilities or obligations, direct or contingent (including any off-balance sheet obligations or any "variable interest entities" within the meaning of Financial Accounting Standards Board Accounting Standards Codification 810-10), not disclosed in the Registration Statement, the Time of Sale Prospectus and the Prospectus.  There are no financial statements (historical or pro forma) that are required to be included in the Registration Statement, the Time of Sale Prospectus or the Prospectus that are not included as required.
(h)                There are no restrictions on subsequent transfers of the Shares under the laws of the Republic of the Marshall Islands.
(i)                Since the respective dates as of which information is given in, or incorporated by reference therein, the Registration Statement, the Time of Sale Prospectus or the Prospectus, except as otherwise stated therein, (i) there has been no material adverse change in the condition, financial or otherwise, or in the earnings, business affairs or business prospects of the Company and its subsidiaries considered as one enterprise, whether or not arising in the ordinary course of business (a "Material Adverse Effect"), and (ii) there have been no transactions entered into by Company or any of its subsidiaries, other than those in the ordinary course of business, which are material with respect to the Company and its subsidiaries considered as one enterprise, and (iii) there has been no dividend or distribution of any kind declared, paid or made by the Company on any class of its capital stock.

(j)                The Company has been duly incorporated and is validly existing as a corporation, and is in good standing under the laws of the Republic of the Marshall Islands, and has full corporate power and authority necessary to own, lease and operate its properties and conduct its business as described in the Registration Statement, the Time of Sale Prospectus and the Prospectus, to execute and deliver this Agreement and to issue, sell and deliver the Shares as contemplated herein. The Company is duly qualified to transact business and is in good standing as a foreign corporation in each other jurisdiction in which such qualification is required for the conduct of the business as described in the Registration Statement, the Time of Sale Prospectus and the Prospectus (and any documents incorporated by reference therein), except where the failure so to qualify or to be in good standing would not reasonably be expected to result in a Material Adverse Effect or subject the Company to any material liability or disability.
(k)                Each subsidiary of the Company listed on Schedule III hereto (each a "Subsidiary" and collectively, the "Subsidiaries") has been duly organized and is validly existing as a corporation in good standing under the laws of the jurisdiction of its incorporation (to the extent the concept good standing exists in the applicable jurisdiction), has corporate power and authority to own, lease and operate its properties and to conduct its business as described in the Registration Statement, the Time of Sale Prospectus and the Prospectus and is duly qualified as a foreign corporation to transact business and is in good standing in each jurisdiction in which such qualification is required, whether by reason of the ownership or leasing of property or the conduct of business, except where the failure so to qualify or to be in good standing would not reasonably be expect to result in a Material Adverse Effect; except as otherwise disclosed in the Registration Statement, the Time of Sale Prospectus and the Prospectus, all of the issued and outstanding capital stock of each Subsidiary has been duly authorized and validly issued, is fully paid and non-assessable and is owned by the Company, directly or through subsidiaries, free and clear of any material security interest, mortgage, pledge, lien, encumbrance, claim or equity; none of the outstanding shares of capital stock of the Subsidiaries was issued in violation of any preemptive or similar rights of any security holder of such Subsidiary. The other subsidiaries of the Company other than Subsidiaries, considered in the aggregate as a single subsidiary, do not constitute a "significant subsidiary" as defined in Rule 1-02 of Regulation S-X.
(l)                This Agreement has been duly authorized, executed and delivered by the Company.
(m)                The Amended and Restated Stockholder Rights Agreement, dated June 3, 2011, between the Company and the rights agent party thereto has been duly authorized and has been executed and delivered by the Company and constitutes a valid and binding agreement of the Company enforceable against the Company and, to the knowledge of the Company, each such other party thereto in accordance with its terms.
(n)                The authorized capital stock of the Company conforms as to legal matters to the description thereof contained in each of the Registration Statement, the Time of Sale Prospectus and the Prospectus.
(o)                The information set forth under the caption "Capitalization" in the Registration Statement and the Prospectus (and any similar section or information contained in the Time of Sale Prospectus) is true and correct in all material respects.  The form of certificates for the shares conforms to the corporate law of the jurisdiction of the Company's incorporation and to any requirements of the Company's organizational documents.  Subsequent to the respective dates as of which information is given in the Registration Statement, the Time of Sale Prospectus and the Prospectus, except as otherwise specifically described or contemplated therein, the Company has not:  (i) issued any securities, other shares issued pursuant to employee benefits plans, qualified stock option plans or other employee compensation plans or pursuant to outstanding options, rights or warrants or incurred any liability or obligation, direct or contingent, for borrowed money; or (ii) declared or paid any dividend or made any other distribution on or in respect to its share capital.

(p)                The Common Shares outstanding prior to the issuance of the Shares have been duly authorized and are validly issued, fully paid and non-assessable.
(q)                The Shares to be placed by the Placement Agents on behalf of the Company have been duly authorized for issuance and sale pursuant to any applicable Subscription Agreement (as defined below) and, when issued and delivered by the Company to prospective purchasers pursuant to any applicable Subscription Agreement on the Closing Date, will be validly issued, fully paid and non-assessable, and the issuance of such Shares will not be subject to any preemptive or similar rights.
(r)                The statements set forth in the Registration Statement, the Time of Sale Prospectus and the Prospectus under the caption "Description of Capital Stock" insofar as they purport to constitute a summary of the terms of the Shares, under the caption "Plan of Distribution" insofar as they purport to describe the provisions of the documents described therein, and in the Company's Annual Report on Form 20-F incorporated by reference into the Registration Statement under the captions "Item 4 – Information on the Company- Environmental and Other Regulations" and "Item 10 – Additional Information – Taxation"  insofar as they purport to describe the provisions of the laws and documents referred to therein, or legal conclusions with respect thereto, are accurate, complete and fair in all material respects.
(s)                Each preliminary prospectus filed as part of the Registration Statement as originally filed or as part of any amendment thereto, or filed pursuant to Rule 424 under the Securities Act, complied when so filed in all material respects with the Securities Act and the Securities Act Regulations.
(t)                There are no contracts, agreements or understandings between the Company and any person granting such person the right to require the Company to file a registration statement under the Securities Act with respect to any securities of the Company or to require the Company to include such securities with the Shares registered pursuant to the Registration Statement, except as otherwise disclosed in the Registration Statement, the Time of Sale Prospectus and the Prospectus.
(u)                Neither the Company nor any of its subsidiaries is in violation of its respective articles of incorporation or by-laws or in default in the performance or observance of any obligation, agreement, covenant or condition contained in any contract, indenture, mortgage, deed of trust, loan or credit agreement, note, lease or other agreement or instrument to which any of them is a party, or by which any of them may be bound, or to which any of the property or assets of the Company or any of its subsidiaries is subject (collectively, "Agreements and Instruments") except for such defaults (i) as are expressly disclosed in the Registration Statement, Time of Sale Prospectus and Prospectus or (ii) that individually or in the aggregate would not reasonably be expected to result in a Material Adverse Effect; and the execution, delivery and performance of this Agreement, including the consummation of the Direct Offering (including but not limited to the issuance and sale of the Shares and the use of the proceeds from the sale of the Shares as described in the Registration Statement, the Time of Sale Prospectus and the Prospectus under the caption "Use of Proceeds") and compliance by the Company with its obligations hereunder and thereunder do not and will not, whether with or without the giving of notice or passage of time or both, conflict with or constitute a breach of, or default or Repayment Event (as defined below) under, or result in the creation or imposition of any lien, charge or encumbrance upon any property or assets of the Company or any of its subsidiaries pursuant to, the Agreements and Instruments (except for such conflicts, breaches, defaults or Repayment Events or liens, charges or encumbrances that would not reasonably be expected to result in a Material Adverse Effect), nor will such action result in any violation of the provisions of the articles of incorporation or by-laws of the Company or any of its subsidiaries or any applicable law, statute, rule, regulation, judgment, order, writ or decree of any government, government instrumentality or court, domestic or foreign, having jurisdiction over the Company or any of its subsidiaries or any of their respective assets, properties or operations. As used herein, a "Repayment Event" means any event or condition which gives the holder of any note, debenture or other evidence of indebtedness (or any person acting on such holder's behalf) the right to require the repurchase, redemption or repayment of all or a portion of such indebtedness by the Company or any of its subsidiaries.

(v)                Neither the Company or its subsidiaries has incurred any indebtedness since March 31, 2015, except indebtedness expressly disclosed or for which reserves have been specifically established, which reserves are expressly disclosed, in the Registration Statement, Time of Sale Prospectus and Prospectus or indebtedness incurred under facilities expressly disclosed in the Registration Statement, Time of Sale Prospectus and Prospectus in immaterial amounts and in the ordinary course of business consistent with past conduct.
(w)                No permit, consent, approval, authorization, order, registration, filing or qualification ("Consent") of or with any court, governmental agency or body having jurisdiction over the Company or any of its subsidiaries or any of their respective properties or assets is required in connection with the Direct Offering, issuance or sale by the Company of the Shares and Common Shares relating thereto or under the GE Subscription, the execution, delivery and performance of this Agreement by the Company and the GE Subscription by George Economou except (i) for such permits, consents, approvals and similar authorizations required under the Securities Act, the Exchange Act, state securities or "Blue Sky" laws and the rules and requirements of the Financial Industry Regulatory Authority ("FINRA"), (ii) for such consents that have been, or prior to the Closing Date will be, obtained, (iii) for such consents that, if not obtained, would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect and (iv) as disclosed in the Time of Sale Prospectus.
(x)                No labor dispute with the employees of the Company exists, to the knowledge of the Company, is imminent, and the Company is not aware of any existing or imminent labor disturbance by the employees of any of its principal suppliers, manufacturers, customers or contractors, which, in either case, would reasonably be expected to, individually or in the aggregate, result in a Material Adverse Effect.
(y)                There is no action, suit, proceeding, inquiry or investigation before or brought by any court or governmental agency or body, domestic or foreign, now pending, or, to the knowledge of the Company, threatened, against or affecting the Company or any of its subsidiaries, which is required to be disclosed in the Registration Statement or the documents incorporated by reference therein (other than as disclosed therein), or which would reasonably be expected to, individually or in the aggregate, result in a Material Adverse Effect, or the consummation of the Direct Offering as contemplated in the Registration Statement, the Time of Sale Prospectus, or the Prospectus or the performance by the Company of their obligations hereunder; the aggregate of all pending legal or governmental proceedings to which the Company or any of its subsidiaries is party or of which any of their respective property or assets is the subject which are not described in the Registration Statement or the documents incorporated by reference therein, including ordinary routine litigation incidental to the business, would not reasonably be expected to result in a Material Adverse Effect.
(z)                There are no contracts or documents which are required to be described in the Registration Statement, the Time of Sale Prospectus or the Prospectus (or the documents incorporated by reference therein) or to be filed as exhibits to the Registration Statement or the documents incorporated by reference therein which have not been so described and filed as required.
(aa)                The Company and its subsidiaries own or possess, or can acquire on reasonable terms, adequate patents, patent rights, licenses, inventions, copyrights, know-how (including trade secrets and other unpatented and/or unpatentable proprietary or confidential information, systems or procedures), trademarks, service marks, trade names or other intellectual property (collectively, "Intellectual Property") necessary to carry on the business now operated by them, except where the failure to do so would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect; and neither the Company nor any of its subsidiaries has received any notice or is otherwise aware of any infringement of or conflict with asserted rights of others with respect to any Intellectual Property or of any facts or circumstances which would render any Intellectual Property invalid or inadequate to protect the interest of the Company or its subsidiaries therein, and which infringement or conflict (if the subject of any unfavorable decision, ruling or finding) or invalidity or inadequacy would reasonably be expected to, individually or in the aggregate, result in a Material Adverse Effect.

(bb)                 None of the Company or any affiliate thereof has taken, nor will any of them take, directly or indirectly, any action which is designed to or which has constituted or which would be expected to cause or result in stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Shares.
(cc)                The Company and its subsidiaries possess such permits, licenses, approvals, consents and other authorizations (collectively, the "Governmental Licenses") issued by the appropriate regulatory agencies or bodies necessary to conduct their business now operated by them, except where the failure to do so would not, reasonably be expected to, individually or in the aggregate, result in a Material Adverse Effect; the Company and each of its subsidiaries is in compliance with the terms and conditions of all such Governmental Licenses, except where the failure so to comply would not reasonably be expected to, individually or in the aggregate, result in a Material Adverse Effect; all of the Governmental Licenses are valid and in full force and effect, except where the invalidity of such Governmental Licenses or the failure of such Governmental Licenses to be in full force and effect would not reasonably be expected to, individually or in the aggregate, result in a Material Adverse Effect; and neither the Company nor any of its subsidiaries has received any written notice of proceedings relating to the revocation or modification of any such Governmental Licenses which, individually or in the aggregate, if the subject of an unfavorable decision, ruling or finding, would reasonably be expect to result in a Material Adverse Effect.
(dd)                Except as described in the Registration Statement and except as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect, (i) neither the Company nor any of its subsidiaries is in violation of, or has any liability under, any federal, state, local or foreign statute, law (including, without limitation, any international treaty, convention or protocol), rule, regulation, ordinance, code or rule of common law or any final and legally binding judicial or administrative interpretation thereof, including any judicial or administrative order, consent, decree or judgment, relating to pollution or protection of human health, the environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata) or wildlife, including, without limitation, laws and regulations relating to the release or threatened release of chemicals, pollutants, contaminants, wastes, toxic substances, hazardous substances, petroleum or petroleum products, friable asbestos-containing materials or toxic mold (collectively, "Hazardous Materials") or to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials (collectively, "Environmental Laws"), (ii) the Company and its subsidiaries have, or operate pursuant to, all applicable permits, authorizations and approvals required to conduct their business in the manner described in the Registration Statement, the Time of Sale Prospectus and the Prospectus (and any documents incorporated by reference therein) under any applicable Environmental Laws and are each in compliance with their requirements, (iii) there are no pending or, to the knowledge of the Company, threatened administrative, regulatory or judicial actions, suits, demands, demand letters, claims, liens, notices of noncompliance or violation, investigation or proceedings relating to any Environmental Law against the Company or any of its subsidiaries, (iv) neither the Company nor any of its subsidiaries owns, occupies, operates or uses any real property contaminated with Hazardous Materials, (v) neither the Company nor any of its subsidiaries is conducting or funding any investigation, remediation, remedial action or monitoring of actual or suspected Hazardous Materials in the environment, (vi) neither the Company nor any of its subsidiaries is liable or allegedly liable for any release or threatened release of Hazardous Materials, including at any off-site treatment, storage or disposal site and (vii) to the knowledge of the Company, there are no events or circumstances that would reasonably be expected to (x) form the basis of an order for clean-up or remediation, or an action, suit or proceeding by any private party or governmental body or agency, against or affecting the Company or any of its subsidiaries relating to Hazardous Materials or any Environmental Laws or (y) result in a violation of or liability under any Environmental Laws;
(ee)                Except as described in the Registration Statement, (i) to the knowledge of the Company there are no requirements proposed for adoption or implementation under any Environmental Law that would reasonably be expected to result in a Material Adverse Effect; and (ii) in the ordinary course of its business, the Company periodically evaluates the effect, including associated costs and liabilities, of Environmental Laws on the business, properties, results of operations and financial condition of it and its subsidiaries, and, on the basis of such evaluation, the Company has reasonably concluded that such Environmental Laws would not reasonably be expected to, singly or in the aggregate, result in a Material Adverse Effect.

(ff)                The Company maintains a system of internal accounting controls sufficient to provide reasonable assurances that (i) transactions are executed in accordance with management's general or specific authorization; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain accountability for assets; (iii) access to assets is permitted only in accordance with management's general or specific authorization; (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences; and (v) the interactive data in eXtensible Business Reporting Language included or incorporated by reference as an exhibit to the Registration Statement or any document incorporated by reference therein is accurate, in all material respects. Except as described in the Registration Statement, the Time of Sale Prospectus and the Prospectus, since the end of the Company's most recent audited fiscal year, there has been (x) no material weakness in the Company's internal control over financial reporting (whether or not remediated) and (y) no change in the Company's internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.
(gg)                The Company employs disclosure controls and procedures that are designed to reasonably ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms, and is accumulated and communicated to the Company's management, including its principal executive officer or officers and principal financial officer or officers, as appropriate, to allow timely decisions regarding disclosure.
(hh)                There is and has been no failure on the part of the Company and any of the Company's directors or officers, in their capacities as such, to comply in all material respects with any applicable provision of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated in connection therewith (the "Sarbanes-Oxley Act") applicable to the Company.
(ii)                Neither the issuance, sale and delivery of the Shares nor the application of the net proceeds thereof by the Company will violate Regulation T, U or X of the Board of Governors of the Federal Reserve System, as the same are in effect on the Closing Date.
(jj)                There are no transfer, documentary, stamp, capital, issuance, registration, transaction, value-added or withholding taxes, duties or charges or other similar taxes, fees or charges under the laws of the Republic of the Marshall Islands (or any political subdivision thereof) required to be paid by the Company, the Placement Agents or investors in the Direct Offering (i) in connection with the execution and delivery of this Agreement or (ii) in connection with the issuance and sale of the Shares by the Company to the Placement Agents or the sale of the Shares by the Placement Agents to the investors in the Shares.
(kk)                Each of the Company and its subsidiaries has filed all U.S. federal, state, local and non-U.S. tax returns required to be filed through the date hereof (taking into account any properly obtained extensions with respect thereto), except in any case in which the failure so to file would not reasonably be expected to result, individually or in the aggregate, in a Material Adverse Effect, and has paid all taxes due thereon, except such as are being contested in good faith by appropriate proceedings, or as would not reasonably be expected to result, individually or in the aggregate, in a Material Adverse Effect, and there are no (and there is no basis for any) tax deficiencies, assessments or other claims that has been, or could reasonably be expected to be, asserted against the Company or its subsidiaries that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.
(ll)                The Company is not, and after giving effect to the offering and sale of the Shares and the application of the proceeds thereof will not be, required to register as an "investment company" as such term is defined in the Investment Company Act of 1940, as amended.
(mm)                The interactive data in eXtensbile Business Reporting Language included or incorporated by reference in the Registration Statement fairly presents the information called for in all material respects and has been prepared in accordance with the Commission's rules and guidelines applicable thereto.

(nn)                Based on its current operations and future projections, the Company does not believe that it will be treated as a "passive foreign investment company" (a "PFIC") within the meaning of Section 1297 of the United States Internal Revenue Code of 1986, as amended (the "Code") for the 2015 taxable year and subsequent taxable years.
(oo)                All of the drilling rigs, drilling units and drillships described in the Registration Statement, the Time of Sale Prospectus and the Prospectus (the "Drilling Units"), except for the Drilling Units which the Company or a subsidiary has contracted to acquire or to have constructed, are owned directly by subsidiaries; each of the Drilling Units listed on Schedule IV hereto and specified as being owned (the "Owned Units") by a subsidiary has been duly registered as a Drilling Unit under the laws and regulations and flag of the jurisdiction set forth opposite its name on Schedule IV in the sole ownership of the subsidiary set forth opposite its name on Schedule IV and no other action is necessary to establish and perfect such entity's title to and interest in such vessel as against any employment contractor or third party; each such subsidiary has good title to the applicable Owned Unit, free and clear of all mortgages, pledges, liens, security interests and claims and all defects of the title of record except for those liens arising under credit facilities as disclosed in the Registration Statement, the Time of Sale Prospectus and the Prospectus and such other encumbrances which would not, in the aggregate, reasonably be expect to, result in a Material Adverse Effect; and each such subsidiary and Owned Unit has paid all taxes, is in good standing with respect to the payment of past and current taxes, fees and other amounts payable under the laws of the jurisdiction where it is registered as would affect its registry with the ship registry of such jurisdiction except for failures to be in good standing which would not, in the aggregate, result in a Material Adverse Effect.
(pp)                Each Owned Unit has been operated in compliance with the rules, codes of practice, conventions, protocols, guidelines or similar requirements or restrictions imposed, published or promulgated by any governmental authority, classification society or insurer applicable to the respective vessel (collectively, "Maritime Guidelines") and all applicable international, national, state and local conventions, laws, regulations, orders, Governmental Licenses and other requirements (including, without limitation, all Environmental Laws), except where such failure to be in compliance would not have, individually or in the aggregate, a Material Adverse Effect.  The Company and each subsidiary are qualified to own or lease, as the case may be, and operate such vessels under all applicable international, national, state and local conventions, laws, regulations, orders, Governmental Licenses and other requirements (including, without limitation, all Environmental Laws) and Maritime Guidelines, including the laws, regulations and orders of each such vessel's flag state, except where such failure to be so qualified would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.
(qq)                The Company is treated as a corporation for U.S. federal income tax purposes.
(rr)                The Company and its subsidiaries carry or are entitled to the benefits of insurance, with financially sound and reputable insurers, in such amounts and covering such risks as is generally maintained by companies of established repute engaged in the same or similar business, and all such insurance is in full force and effect. The Company and its subsidiaries have no reason to believe that they will not be able (i) to renew their existing insurance coverage as and when such policies expire or (ii) to obtain comparable coverage from similar institutions as they may deem necessary or appropriate to conduct their business as now conducted and at a cost that would not reasonably be expected to have a Material Adverse Effect.
(ss)                The statistical, industry-related and market-related data included or incorporated by reference in the Registration Statement, the Time of Sale Prospectus and the Prospectus are based on or derived from sources that the Company believes to be reliable and accurate in all material respects.

(tt)                None of the Company nor any of its subsidiaries nor, to the knowledge of the Company, any director, officer, agent, employee, affiliate or other person acting on behalf of the Company or any subsidiary is aware of or has taken any action, directly or indirectly, that would result in a violation by such persons of the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder, or other U.S. or non-U.S. anti-corruption or bribery laws and regulations (collectively, the "Anti-Corruption Laws"), including, without limitation, making an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any "foreign or domestic government official" or any foreign or domestic political party or official thereof or any candidate for foreign political office, in contravention of the Anti-Corruption Laws and the Company and its subsidiaries and, to the knowledge of the Company, its affiliates have conducted their businesses in compliance with the Anti-Corruption Laws and have instituted and maintain policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance therewith.
For the avoidance of doubt, as used in this subsection (tt) and in subsection (uu) and (vv), references to any director, officer, agent, employee, affiliate or other person acting on behalf of the Company shall be deemed to refer to such persons only insofar as they act in such capacities.
As used in this subsection (tt) and subsections (uu) and (vv), the knowledge of the Company shall mean the actual knowledge of the directors, executive officers and significant employees named in the Schedule V hereto.
(uu)                The operations of the Company and its subsidiaries are and have been conducted at all times in material compliance with financial recordkeeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the Bank Secrecy Act, as amended by Title III of the Uniting and Strengthening America by Provided Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, the money laundering statutes of all jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental agency (collectively, the "Money Laundering Laws"), in each case to the extent applicable to the Company and its subsidiaries, and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any of its subsidiaries with respect to the Money Laundering Laws is pending or, to the best knowledge of the Company, threatened.
(vv)                Neither the Company, any of its subsidiaries nor, to the knowledge of the Company, any director, officer, employee, or agent of the Company or any of its subsidiaries or any entity or individual ("Person") that controls the Company, is, (i) the subject of any sanctions administered by the U.S. Government, including the Office of Foreign Assets Control of the U.S. Department of the Treasury ("OFAC"), the United Nations Security Council, the European Union, Her Majesty's Treasury of the United Kingdom, or other relevant sanctions authority (collectively, "Sanctions"), or (ii) located, organized or resident in a country or territory that is the subject of Sanctions (including, without limitation, Burma/Myanmar, Crimea, Cuba, Iran, North Korea, Sudan and Syria), which in or to itself, would subject the Person to Sanctions, and the Company will not use the proceeds of the offering, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other Person, to fund any activities of or business with any Person, in or with Burma/Myanmar, Crimea, Cuba, Iran, North Korea, Sudan, or any other country or territory that, at the time of such funding, would result in a violation of Sanctions by any Person (including any Person participating in the offering, whether as placement agent, advisor, investor or otherwise). Except as otherwise disclosed in the Registration Statement, the Time of Sale Prospectus and the Prospectus, neither the Company, any of its subsidiaries (while a subsidiary) nor, to the knowledge of the Company, any director, officer, employee, or agent of the Company or any of its subsidiaries or any Person that controls the Company has, within the past five years, (i) engaged in or is currently engaged in any dealings or transactions with any Person, or in any country or territory, that at the time of the dealing or transaction would result in a violation of Sanctions by the Company, any of its subsidiaries or any of its directors, officers, employees, agents or entity or Person that controls the Company or (ii) been subject to civil or criminal enforcement for the violation of Sanctions; or (iii) engaged in or is currently engaged in any dealings or transactions that would result in a violation of the export control laws of the United States, European Union, or, to the extent applicable, any other country. The Company will operate its business in a manner that is materially compliant with Sanctions and export control laws from the perspective of the Company, its subsidiaries, any director, officer, employee or other affiliate or agent of the Company or any of its subsidiaries, and will take such actions as it may be permitted to take under law and contract as it may deem necessary or appropriate to avoid violations of Sanctions and export control laws from such various perspectives including, to the extent so necessary, the exercise of its contract rights to reject port calls in certain locations, including Iran, by its charterers. For purposes of this representation, the representation shall be the Company's knowledge with respect to any asset before the Company's acquisition of the asset.

(ww)                Neither the Company nor any subsidiary maintains, contributes to or has any liability under (or directly with respect to) any (i) "employee benefit pension plan" (as defined in the Employee Retirement Income Security Act of 1974, as amended, including the regulations thereunder ("ERISA")) that is subject to Title IV of ERISA (whether or not terminated), (ii) "multiemployer plan" (as defined in Section 3(37) of ERISA) that is subject to Title IV of ERISA or (iii) plan or arrangement, whether or not terminated, subject to Title I of ERISA which provides medical, health, life insurance or other welfare-type benefits to any retiree or other former employee (except for continued medical benefit coverage required to be provided under Section 4980B of the Code or as required under applicable state, local or other law). Neither the Company nor any Subsidiary is an entity whose underlying assets are "plan assets" (as defined in ERISA) subject to ERISA; no "reportable event" (as defined in ERISA) has occurred with respect to any "employee benefit pension plan" that is subject to Title IV of ERISA or, to the Company's knowledge, any "multiemployer plan" that is subject to Title IV of ERISA for which the Company or any Subsidiary would have any liability; neither the Company nor any Subsidiary has incurred, nor expects to incur, liability under Sections 412 or 4971 of the Code; and each "employee benefit pension plan" for which the Company or any Subsidiary would have any liability under (or directly with respect to) that is intended to be qualified under Section 401(a) of the Code has received a favorable determination or opinion letter from the IRS as to its qualifed status and, to the Company's knowledge, nothing has occurred, whether by action or by failure to act, which would reasonably be expected to cause the loss of such qualification.
(xx)                Other than as described in the Registration Statement, the Time of Sale Prospectus and the Prospectus (or any documents incorporated by reference therein), the Company is not party to any contract, agreement or understanding with any person (other than this Agreement) that would give rise to a valid claim against the Company or any Placement Agent for a brokerage commission, finder's fee or like payment in connection with the offering and sale of the Shares.
(yy)                No relationship, direct or indirect, exists between or among the Company or any subsidiary of the Company, on the one hand, and any director, officer, stockholder, customer or supplier of the Company or any subsidiary, on the other hand, which is required to be disclosed in the Registration Statement, the Time of Sale Prospectus and the Prospectus (or any documents incorporated by reference therein) that is not so described.
(zz)                Except as described in the Registration Statement, the Time of Sale Prospectus and the Prospectus (and any documents incorporated by reference therein), distributions made by the Company to holders of the Shares will not be subject under the current laws and regulations of the Republic of the Marshall Islands or any political subdivision or taxing authority thereof or therein to any income, withholding or similar charges for or on account of taxation and will otherwise be free and clear of any other tax, duty, withholding or deduction in the Republic of the Marshall Islands or any political subdivision or taxing authority thereof or therein and without the necessity of obtaining any governmental authorization in the Republic of the Marshall Islands or any political subdivision or taxing authority thereof or therein.
(aaa)                The choice of the laws of the State of New York as the governing law of this Agreement is a valid choice of law under the laws of the jurisdiction of formation of the Company (each a "Relevant Jurisdiction") and any political subdivision thereof and courts of each Relevant Jurisdiction should honor this choice of law. The Company has the power to submit and pursuant to Section 11 of this Agreement has legally, validly, effectively and irrevocably submitted to the exclusive personal jurisdiction of the United States District Court for the Southern District of New York and the Supreme Court of New York, New York County (including, in each case, any appellate courts thereof) in any suit, action or proceeding against it arising out of or related to this Agreement or with respect to its obligations, liabilities or any other matter arising out of or in connection with the sale of Shares by the Company to the Placement Agents under this Agreement other than for proceedings instituted in regard to the enforcement of a Related Judgment (as defined below) as to which jurisdiction is non-exclusive and has validly and irrevocably waived any objection to the venue of a proceeding in any such court; and the Company has the power to designate, appoint and empower and pursuant to Section 11 of this Agreement has legally, validly, effectively and irrevocably consented to service of process in the manner set forth herein.

(bbb)                The Company, and its obligations under this Agreement, are subject to civil and commercial law and to suit and none of the Company nor any of its respective properties, assets or revenues have any right of immunity, on the grounds of sovereignty, from any legal action, suit or proceeding, from the giving of any relief in any such legal action, suit or proceeding, from setoff or counterclaim, from the jurisdiction of any of any Greek, Marshall Islands, New York State or U.S. federal court, as the case may be, from service of process, attachment upon or prior to judgment, or attachment in aid of execution of judgment, or from execution or enforcement of a judgment, or other legal process or proceeding for the giving of any relief or for the enforcement of a judgment, in any such court, with respect to its obligations or liabilities or any other matter under or arising out of or in connection with this Agreement; and, to the extent that the Company or any of its properties, assets or revenues may have or may hereafter become entitled to any such right of immunity in any such court in which proceedings may at any time be commenced, the Company waived or will waive such right to the extent permitted by law and has consented to such relief and enforcement as provided in this Agreement.
(ccc)                Except as described in the Registration Statement, the Time of Sale Prospectus and the Prospectus (or any documents incorporated by reference therein) and subject to the relevant exequatur procedure, any final judgment for a fixed or readily calculable sum of money rendered by any court of the State of New York or of the United States located in the State of New York having jurisdiction under its own domestic laws in respect of any suit, action or proceeding against the Company based upon this Agreement would be declared enforceable against the Company by the courts of any Relevant Jurisdiction without reexamination, review of the merits of the cause of action in respect of which the original judgment was given or re-litigation of the matters adjudicated upon or payment of any stamp, registration or similar tax or duty.
(ddd)                It is not necessary under the laws of any Relevant Jurisdiction or any political subdivision thereof or authority or agency therein in order to enable a Placement Agent to enforce its rights under this Agreement for such Placement Agent to be licensed, qualified, or otherwise entitled to carry on business in such Relevant Jurisdiction or any political subdivision thereof or authority or agency therein; this Agreement is in proper legal form under the laws of each Relevant Jurisdiction and any political subdivision thereof or authority or agency therein for the enforcement thereof against the Company and it is not necessary to ensure the legality, validity, enforceability or admissibility in evidence of this Agreement in any Relevant Jurisdiction or any political subdivision thereof or agency therein that any of them be filed or recorded with any court, authority or agency in, or that any stamp, registration or similar taxes or duties be paid to any court, authority or agency of such Relevant Jurisdiction or any political subdivision thereof.
(eee)                Except as described in the Time of Sale Prospectus, the Company has not sold, issued or distributed any Common Shares during the six-month period preceding the date hereof, including any sales pursuant to Rule 144A under, or Regulation D or S of, the Securities Act, other than shares issued pursuant to employee benefit plans, qualified stock option plans or other employee compensation plans or pursuant to outstanding options, rights or warrants.
(fff)                No subsidiary of the Company is currently prohibited, directly or indirectly, from paying any dividends to the Company, from making any other distribution on such subsidiary's capital stock, from repaying to the Company any loans or advances to such subsidiary from the Company or from transferring any of such subsidiary's property or assets to the Company or any other subsidiary of the Company, except as described in or contemplated by the Registration Statement, the Time of Sale Prospectus and the Prospectus.  All dividends and other distributions declared and payable on the shares of capital stock of the Company may under the current laws and regulations of the Republic of the Marshall Islands be paid in United States dollars and may be freely transferred out of the Republic of the Marshall Islands, and all such dividends and other distributions are not subject to withholding or other taxes under the current laws and regulations of the Republic of the Marshall Islands and any political subdivision or taxing authority thereof or therein and are otherwise free and clear of any other tax, withholding or deduction in, and without the necessity of obtaining any consents, approvals, authorizations, orders, licenses, registrations, clearances and qualifications of or with any court or governmental agency or body or any stock exchange authorities in, the Republic of the Marshall Islands or any political subdivision or taxing authority thereof or therein.

(ggg)                The Company is a "foreign private issuer" as defined in Rule 405 under the Act.  The Company's Shares have been registered pursuant to Section 12(b) of the Exchange Act, and is listed on the NASDAQ Global Select Market under the trading symbol "ORIG."
(hhh)                George Economou has legal capacity, and all requisite power and authority to execute and deliver the GE Subscription and to perform his obligations contemplated thereunder.
(iii)                George Economou has taken all requisite action to authorize execution and delivery of the GE Subscription and that the GE Subscription is a valid and binding agreement enforceable against George Economou in accordance with its terms.
(jjj)                The execution, delivery and performance of the GE Subscription, together with the consummation of the Direct Offering (including but not limited to the issuance and sale of Shares and the use of the proceeds from the sale of the Common Shares as described in the Registration Statement, the Time of Sale Prospectus and the Prospectus under the caption "Use of Proceeds") and compliance by George Economou with his obligations under the GE Subscription do not and will not, whether with or without the giving of notice or passage of time or both, conflict with or constitute a breach of, or default or Repayment Event under, or result in the creation or imposition of any lien, charge or encumbrance upon any property or assets of George Economou or the Company pursuant to (A) any obligation, agreement, covenant or condition contained in any contract, indenture, mortgage, deed of trust, loan or credit agreement, note, lease or other agreement or instrument to which George Economou  is a party, or by which George Economou  may be bound, or to which any of the property or assets of George Economou  is subject (the "GE Agreements and Instruments") or  (B) Agreements and Instruments,  except for such defaults (i) as are expressly disclosed in the Registration Statement, Time of Sale Prospectus and Prospectus or (ii) that individually or in the aggregate would not reasonably be expected to result in a Material Adverse Effect; and the execution, delivery and performance of this Agreement, including the consummation of the Direct Offering (including but not limited to the issuance and sale of the Shares and the use of the proceeds from the sale of the Shares as described in the Registration Statement (except for such conflicts, breaches, defaults or Repayment Events or liens, charges or encumbrances that would not reasonably be expected to result in a Material Adverse Effect), nor will such action result in any violation of the provisions of the articles of incorporation or by-laws of the Company or any applicable law, statute, rule, regulation, judgment, order, writ or decree of any government, government instrumentality or court, domestic or foreign, having jurisdiction over the Company or George Economou any of their assets, properties or operations.
(kkk)                The board of directors of the Company has approved the GE Subscription and all of the terms and transactions contemplated thereby.
3.            Fees.  (a)  For this assignment and financial advice in connection therewith, the Placement Agents will charge the Company a placement fee (the "Placement Fee") of 3.0875% of the aggregate price at which the Shares are sold by the Company in the Direct Offering; provided, however, no Placement Fee shall be payable for the Shares under the GE Subscription.  In addition, the Company may, in its sole discretion, pay the Placement Agents an additional placement fee (the "Additional Fee") of 0.50% of the aggregate price at which the Shares are sold by the Company in the Direct Offering; provided, however, no Additional Fee shall be payable for the Shares under the GE Subscription. The Placement Fee and Additional Fee shall be payable in immediately available funds on the date (the "Closing Date") the Company receives payment for the Shares under a definitive subscription agreement (a "Subscription Agreement") between the Company and each purchaser (the "Purchaser") of the Shares.
(b)                The right of the Placement Agents to receive the fees set forth in this Section 3 shall survive the termination of this Agreement in accordance with Section 8 hereof.

4.            Conditions to the Placement Agents' Obligations.  The several obligations of the Placement Agents are subject to the following conditions:
(a)                Subsequent to the execution and delivery of this Agreement and prior to the Closing Date:
(i)            there shall not have occurred any change, or any development involving a prospective change, in the condition, financial or otherwise, or in the earnings, business or operations of the Company and its subsidiaries, taken as a whole, from that set forth in the Time of Sale Prospectus as of the date of this Agreement that, in your reasonable judgment, is material and adverse and that makes it, in your reasonable judgment, impracticable to market the Shares on the terms and in the manner contemplated in the Time of Sale Prospectus; and
(ii)            All corporate proceedings and other legal matters incident to the authorization, form and validity of this Agreement shall be reasonably satisfactory in all material respects to counsel for the Placement Agents.
(b)                The Placement Agents shall have received on the Closing Date a certificate, dated the Closing Date and signed by an executive officer of the Company, to the effect set forth in Section 4(a)(i) above and to the effect that the representations and warranties of the Company contained in this Agreement are true and correct as of the Closing Date and that the Company has complied with all of the agreements and satisfied all of the conditions on its part to be performed or satisfied hereunder on or before the Closing Date.
(c)                The Placement Agents shall have received on the Closing Date an opinion of Seward & Kissel LLP, outside counsel for the Company, dated the Closing Date, covering the matters referred to in Exhibit A-1 hereto.
(d)                The Placement Agents shall have received on the Closing Date an opinion of counsel for the Company in the Bahamas, Brazil, Cyprus, Jersey, Norway and the United Kingdom, dated the Closing Date covering the matters referred to in Exhibit A-2 hereto.
(e)                The Placement Agents shall have received on the Closing Date an opinion of Fried, Frank, Harris, Shriver & Jacobson LLP, counsel for the Placement Agents, dated the Closing Date, covering such matters as the Placing Agents may reasonably require.
Each of the opinions described in Section 4(c) and Section 4(d) shall be provided to the Placement Agents at the request of the Company and shall so state therein.
(f)                The Placement Agents shall have received, on each of the date of this Agreement and the Closing Date a certificate, dated the date of this Agreement or the Closing Date, as the case may be, and signed by the principal financial and accounting officer of the Company, certifying, in his or her capacity as the principal financial and accounting officer to the effect set forth in Exhibit B hereto
(g)                The Placement Agents shall have received, on each of the date of this Agreement and the Closing Date, a letter dated the date of this Agreement or the Closing Date, as the case may be, in form and substance reasonably satisfactory to the Placement Agents, from E&Y, independent public accountants, containing statements and information of the type ordinarily included in accountants' "comfort letters" to Placement Agents with respect to the financial statements and certain financial information contained in the Registration Statement, the Time of Sale Prospectus and the Prospectus; provided that the letters delivered on the date hereof and the Closing Date shall use a "cut-off date" not earlier than three days prior to the date of such respective letter.

(h)                The executed "lock-up" agreements, each substantially in the form of Exhibit C hereto, between you and certain shareholders, officers and directors of the Company relating to sales and certain other dispositions of Common Shares or certain other securities, delivered to you on or before the date hereof, shall be in full force and effect on the Closing Date.
5.            Covenants of the Company.  The Company covenants with each Placement Agent as follows:
(a)                To furnish to you, without charge, a signed copy of the Registration Statement (including exhibits thereto and documents incorporated by reference therein) and for delivery to each other Placement Agent a conformed copy of the Registration Statement (without exhibits thereto) and to furnish to you in New York City, without charge, prior to 10:00 a.m. New York City time on the business day next succeeding the date of this Agreement and during the period mentioned in Section 5(e) or 5(f) below, as many copies of the Time of Sale Prospectus, the Prospectus, any documents incorporated by reference therein and any supplements and amendments thereto or to the Registration Statement as you may reasonably request.
(b)                Before amending or supplementing the Registration Statement, the Time of Sale Prospectus or the Prospectus, to furnish to you a copy of each such proposed amendment or supplement and not to file any such proposed amendment or supplement to which you reasonably object, and to file with the Commission within the applicable period specified in Rule 424(b) under the Securities Act any prospectus required to be filed pursuant to such Rule.
(c)                To furnish to you a copy of each proposed free writing prospectus to be prepared by or on behalf of, used by, or referred to by the Company and not to use or refer to any proposed free writing prospectus to which you reasonably object.
(d)                Not to take any action that would result in a Placement Agent or the Company being required to file with the Commission pursuant to Rule 433(d) under the Securities Act a free writing prospectus prepared by or on behalf of the Placement Agent that the Placement Agent otherwise would not have been required to file thereunder.
(e)                If the Time of Sale Prospectus is being used to solicit offers to buy the Shares at a time when the Prospectus is not yet available to prospective purchasers and any event shall occur or condition exist as a result of which it is necessary to amend or supplement the Time of Sale Prospectus in order to make the statements therein, in the light of the circumstances, not misleading, or if any event shall occur or condition exist as a result of which the Time of Sale Prospectus conflicts with the information contained in the Registration Statement then on file, or if, in the reasonable opinion of counsel for the Placement Agents, it is necessary to amend or supplement the Time of Sale Prospectus to comply with applicable law, forthwith to prepare, file with the Commission and furnish, at its own expense, to the Placement Agents and to any dealer upon request, either amendments or supplements to the Time of Sale Prospectus so that the statements in the Time of Sale Prospectus as so amended or supplemented will not, in the light of the circumstances when the Time of Sale Prospectus is delivered to a prospective purchaser, be misleading or so that the Time of Sale Prospectus, as amended or supplemented, will no longer conflict with the Registration Statement, or so that the Time of Sale Prospectus, as amended or supplemented, will comply with applicable law.
(f)                If, during such period after the first date of the placement of the Shares as in the opinion of counsel for the Placement Agents the Prospectus (or in lieu thereof the notice referred to in Rule 173(a) of the Securities Act) is required by law to be delivered in connection with sales by an Placement Agent or dealer, any event shall occur or condition exist as a result of which it is necessary to amend or supplement the Prospectus in order to make the statements therein, in the light of the circumstances when the Prospectus (or in lieu thereof the notice referred to in Rule 173(a) of the Securities Act) is delivered to a purchaser, not misleading, or if, in the opinion of counsel for the Placement Agents, it is necessary to amend or supplement the Prospectus to comply with applicable law, forthwith to prepare, file with the Commission and furnish, at its own expense, to the Placement Agents and to the dealers (whose names and addresses you will furnish to the Company) to which Shares may have been sold by you on behalf of the Placement Agents and to any other dealers upon request, either amendments or supplements to the Prospectus so that the statements in the Prospectus as so amended or supplemented will not, in the light of the circumstances when the Prospectus (or in lieu thereof the notice referred to in Rule 173(a) of the Securities Act) is delivered to a purchaser, be misleading or so that the Prospectus, as amended or supplemented, will comply with applicable law.

(g)                To endeavor to qualify the Shares for offer and sale under the securities or Blue Sky laws of such jurisdictions as you shall reasonably request, provided however, that the Company shall not be required to qualify such Shares to the extent such qualification required the Company to qualify as a foreign corporation or to consent to the service of process under the laws of any such jurisdiction (except service of process with respect to the offering and sale of the Shares).
(h)                To make generally available to the Company's security holders and to you as soon as practicable an earning statement covering a period of at least twelve months beginning with the first fiscal quarter of the Company occurring after the date of this Agreement pursuant to the provisions of Section 11(a) of the Securities Act and the rules and regulations of the Commission thereunder.
(i)                If requested by the Joint Lead Managers, to prepare a final term sheet relating to the offering of the Shares, containing only information that describes the final terms of the offering in a form consented to by the Joint Lead Managers, and to file such final term sheet within the period required by Rule 433(d)(5)(ii) under the Securities Act following the date the final terms have been established for the offering of the Shares.
(j)                Whether or not the transactions contemplated in this Agreement are consummated or this Agreement is terminated, to pay or cause to be paid all expenses incident to the performance of its obligations under this Agreement, including: (i) the fees, disbursements and expenses of the Company's counsel and the Company's accountants in connection with the registration and delivery of the Shares under the Securities Act and all other fees or expenses in connection with the preparation and filing of the Registration Statement, any preliminary prospectus, the Time of Sale Prospectus, the Prospectus, any free writing prospectus prepared by or on behalf of, used by, or referred to by the Company and amendments and supplements to any of the foregoing, including all printing costs associated therewith, and the mailing and delivering of copies thereof to the Placement Agents and dealers, in the quantities hereinabove specified, (ii) all costs and expenses related to the sale, issuance, transfer and delivery of the Shares to the Purchasers, including any stock, stamp, transfer or other taxes or duties payable thereon, (iii) the cost of printing or producing any Blue Sky or Legal Investment memorandum in connection with the offer and sale of the Shares under state securities laws and all expenses in connection with the qualification of the Shares for offer and sale under state securities laws as provided in Section 4(g) hereof, including filing fees and the reasonable fees and disbursements of counsel for the Placement Agents in connection with such qualification and in connection with the Blue Sky or Legal Investment memorandum,  (iv) all filing fees and the reasonable fees and disbursements of counsel to the Placement Agents incurred in connection with the review and qualification of the Direct Offering of the Shares by the FINRA, (v) all costs and expenses incident to listing the Shares on NASDAQ and other national securities exchanges and foreign stock exchanges, (vi) the cost of printing certificates representing the Shares, (vii) the costs and charges of any transfer agent, registrar or depositary, (vii) all costs and expenses relating to investor presentations on any "road show" undertaken in connection with the marketing of the Direct Offering of the Shares, including, without limitation, expenses associated with the preparation or dissemination of any electronic road show, expenses associated with the production of road show slides and graphics, fees and expenses of any consultants engaged in connection with the road show presentations with the prior approval of the Company, travel and lodging expenses of the representatives and officers of the Company and any such consultants, and the cost of any aircraft chartered in connection with the road show; (ix) the document production charges and expenses associated with printing this Agreement and (x) all other costs and expenses incident to the performance of the obligations of the Company hereunder for which provision is not otherwise made in this Section.  It is understood, however, that except as provided in this Section and Section 6 entitled "Indemnity and Contribution" below, the Placement Agents will pay all of their costs and expenses, including fees and disbursements of their counsel, stock transfer taxes payable on resale of any of the Shares by them and any advertising expenses connected with any offers they may make.

(k)                Without the prior written consent of the Joint Lead Managers on behalf of the Placement Agents, it will not, during the period ending 60 days after the date of the Prospectus, (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any Common Shares or any securities convertible into or exercisable or exchangeable for Common Shares or (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Shares, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Common Shares or such other securities, in cash or otherwise or (3) file any registration statement with the Commission relating to the offering of any Common Shares or any securities convertible into or exercisable or exchangeable for Common Shares.
The restrictions contained in the preceding paragraph shall not apply to (a) the sale of Shares in the Direct Offering or (b) the issuance by the Company of Common Shares upon the exercise of an option or warrant or the conversion of a security outstanding on the date hereof of which the Placement Agents have been advised in writing, or (c) the establishment of a trading plan pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), for the transfer of Common Shares, provided that such plan does not provide for the transfer of Common Shares during the 60 day restricted period and no public announcement or filing under the Exchange Act regarding the establishment of such plan shall be required of or voluntarily made by or on behalf of the undersigned or the Company. Notwithstanding the foregoing, if (a) during the last 17 days of the 60-day restricted period the Company issues an earnings release or material news or a material event relating to the Company occurs; or (b) prior to the expiration of the 60-day restricted period, the Company announces that it will release earnings results during the 16-day period beginning on the last day of the 60-day period, the restrictions imposed by this agreement shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.  The Company shall promptly notify the Joint Lead Managers of any earnings release, news or event that may give rise to an extension of the initial 60-day restricted period.
6.            Covenants of the Placement Agents.  Each Placement Agent severally covenants with the Company not to take any action that would result in the Company being required to file with the Commission under Rule 433(d) a free writing prospectus prepared by or on behalf of such Placement Agent that otherwise would not be required to be filed by the Company thereunder, but for the action of the Placement Agent.
7.            Indemnity and Contribution.  (a) The Company agrees to indemnify and hold harmless each Placement Agent, each person, if any, who controls any Placement Agent within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act and each affiliate of any Placement Agent within the meaning of Rule 405 under the Securities Act from and against any and all losses, claims, damages and liabilities (including, without limitation, any legal or other expenses reasonably incurred in connection with defending or investigating any such action or claim) (i) relating to, arising out of or in connection with the Direct Offering as a result of any actions or inactions of the Company or (ii) caused by any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement or any amendment thereof, any preliminary prospectus, the Time of Sale Prospectus or any amendment or supplement thereto, any issuer free writing prospectus as defined in Rule 433(h) under the Securities Act, any Company information that the Company has filed, or is required to file, pursuant to Rule 433(d) under the Securities Act, any "road show" as defined in Rule 433(h) under the Securities Act (a "road show"), or any materials prepared in connection therewith or the Prospectus or any amendment or supplement thereto, or caused by any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as such losses, claims, damages or liabilities are caused by any such untrue statement or omission or alleged untrue statement or omission based upon information relating to any Placement Agent furnished to the Company in writing by such Placement Agent through you expressly for use therein.  The Company also agrees that no Placement Agent shall have any liability (whether direct or indirect, in contract or tort or otherwise) to the Company for or in connection with the Direct Offering, except for any such liability for losses, claims, damages or liabilities with respect to clause (i) above incurred by the Company that are finally judicially determined to have resulted from the bad faith or gross negligence of such Placement Agent.

(b)                Each Placement Agent agrees, severally and not jointly, to indemnify and hold harmless the Company, its directors, its officers who sign the Registration Statement and each person, if any, who controls the Company within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act to the same extent as the foregoing indemnity from the Company to such Placement Agent contained in clause (ii), but only with reference to information relating to such Placement Agent furnished to the Company in writing by such Placement Agent through you expressly for use in the Registration Statement, any preliminary prospectus, the Time of Sale Prospectus, any issuer free writing prospectus, road show, or the Prospectus or any amendment or supplement thereto, it being understood and agreed that such information only consists of the names of the Placement Agents on the cover of the Prospectus.
(c)                In case any proceeding (including any governmental investigation) shall be instituted involving any person in respect of which indemnity may be sought pursuant to Section 7(a) or 7(b), such person (the "indemnified party") shall promptly notify the person against whom such indemnity may be sought (the "indemnifying party") in writing and the indemnifying party, upon request of the indemnified party, shall retain counsel reasonably satisfactory to the indemnified party to represent the indemnified party and any others the indemnifying party may designate in such proceeding and shall pay the fees and disbursements of such counsel related to such proceeding.  In any such proceeding, any indemnified party shall have the right to retain its own counsel, but the fees and expenses of such counsel shall be at the expense of such indemnified party unless (i) the indemnifying party and the indemnified party shall have mutually agreed to the retention of such counsel or (ii) the named parties to any such proceeding (including any impleaded parties) include both the indemnifying party and the indemnified party and representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them.  It is understood that the indemnifying party shall not, in respect of the legal expenses of any indemnified party in connection with any proceeding or related proceedings in the same jurisdiction, be liable for the fees and expenses of more than one separate firm (in addition to any local counsel) for all such indemnified parties and that all such fees and expenses shall be reimbursed as they are incurred.  Such firm shall be designated in writing by the Joint Lead Managers, in the case of parties indemnified pursuant to Section 7(a), and by the Company, in the case of parties indemnified pursuant to Section 7(b).  The indemnifying party shall not be liable for any settlement of any proceeding effected without its written consent, but if settled with such consent or if there be a final judgment for the plaintiff, the indemnifying party agrees to indemnify the indemnified party from and against any loss or liability by reason of such settlement or judgment.  Notwithstanding the foregoing sentence, if at any time an indemnified party shall have requested an indemnifying party to reimburse the indemnified party for fees and expenses of counsel as contemplated by the second and third sentences of this paragraph, the indemnifying party agrees that it shall be liable for any settlement of any proceeding effected without its written consent if (i) such settlement is entered into more than 30 days after receipt by such indemnifying party of the aforesaid request and (ii) such indemnifying party shall not have reimbursed the indemnified party in accordance with such request prior to the date of such settlement.  No indemnifying party shall, without the prior written consent of the indemnified party, effect any settlement of any pending or threatened proceeding in respect of which any indemnified party is or could have been a party and indemnity could have been sought hereunder by such indemnified party, unless such settlement includes an unconditional release of such indemnified party from all liability on claims that are the subject matter of such proceeding.

(d)                To the extent the indemnification provided for in Section 7(a) or 7(b) is unavailable to an indemnified party or insufficient in respect of any losses, claims, damages or liabilities referred to therein, then each indemnifying party under such paragraph, in lieu of indemnifying such indemnified party thereunder, shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages or liabilities (i) in such proportion as is appropriate to reflect the relative benefits received by the Company on the one hand and the Placement Agents on the other hand from the offering of the Shares or (ii) if the allocation provided by clause 7(d)(i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause 7(d)(i) above but also the relative fault of the Company on the one hand and of the Placement Agents on the other hand in connection with the statements or omissions that resulted in such losses, claims, damages or liabilities, as well as any other relevant equitable considerations.  The relative benefits received by the Company on the one hand and the Placement Agents on the other hand in connection with the offering of the Shares shall be deemed to be in the same respective proportions as the net proceeds from the offering of the Shares (before deducting expenses) received by the Company and the total Placement Fee received by the Placement Agents bear to the aggregate public offering price of the Shares set forth in the Prospectus.  The relative fault of the Company on the one hand and the Placement Agents on the other hand shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company or by the Placement Agents and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.  The Placement Agents' respective obligations to contribute pursuant to this Section 7 are several in proportion to the respective portion of the aggregate Placement Fee, and not joint.
(e)                The Company and the Placement Agents agree that it would not be just or equitable if contribution pursuant to this Section 7 were determined by pro rata allocation (even if the Placement Agents were treated as one entity for such purpose) or by any other method of allocation that does not take account of the equitable considerations referred to in Section 7(d).  The amount paid or payable by an indemnified party as a result of the losses, claims, damages and liabilities referred to in Section 7(d) shall be deemed to include, subject to the limitations set forth above, any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim.  Notwithstanding the provisions of this Section 7, no Placement Agent shall be required to contribute any amount in excess of the amount by which the total price at which the Shares placed by it were offered to the public exceeds the amount of any damages that such Placement Agent has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission.  No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.  The remedies provided for in this Section 7 are not exclusive and shall not limit any rights or remedies which may otherwise be available to any indemnified party at law or in equity.
(f)                The indemnity and contribution provisions contained in this Section 7 and the representations, warranties and other statements of the Company contained in this Agreement shall remain operative and in full force and effect regardless of (i) any termination of this Agreement, (ii) any investigation made by or on behalf of any Placement Agent, any person controlling any Placement Agent or any affiliate of any Placement Agent or by or on behalf of the Company, its officers or directors or any person controlling the Company and (iii) acceptance of and payment for any of the Shares.
8.            Termination.  The Placement Agents may terminate this Agreement by notice given by you to the Company, if after the execution and delivery of this Agreement and prior to the Closing Date (i) trading generally shall have been suspended or materially limited on, or by, as the case may be, any of the New York Stock Exchange or the NASDAQ Global Market, (ii) trading of any securities of the Company shall have been suspended on any exchange or in any over-the-counter market, (iii) a material disruption in securities settlement, payment or clearance services in the United States or other relevant jurisdiction shall have occurred, (iv) any moratorium on commercial banking activities shall have been declared by the United States federal government or New York State, the Republic of the Marshall Islands or other relevant foreign country authorities or (v) there shall have occurred any outbreak or escalation of hostilities, or any change in financial markets, currency exchange rates or controls or any calamity or crisis that, in your judgment, is material and adverse and which, singly or together with any other event specified in this clause (v), makes it, in your judgment, impracticable or inadvisable to proceed with the offer, sale or delivery of the Shares on the terms and in the manner contemplated in the Time of Sale Prospectus or the Prospectus

9.            Effectiveness.  This Agreement shall become effective upon the execution and delivery hereof by the parties hereto.
10.            Entire Agreement.  (a) This Agreement, together with any contemporaneous written agreements and any prior written agreements (to the extent not superseded by this Agreement) that relate to the offering of the Shares, represents the entire agreement between the Company and the Placement Agents with respect to the preparation of any preliminary prospectus, the Time of Sale Prospectus, the Prospectus, the conduct of the offering, and the purchase and sale of the Shares.
(b)                The Company acknowledges that in connection with the offering of the Shares: (i) the Placement Agents have acted at arm's length, are not agents of, and owe no fiduciary duties to, the Company or any other person, (ii) the Placement Agents owe the Company only those duties and obligations set forth in this Agreement and prior written agreements (to the extent not superseded by this Agreement), if any, and (iii) the Placement Agents may have interests that differ from those of the Company.  The Company waives to the full extent permitted by applicable law any claims it may have against the Placement Agents arising from an alleged breach of fiduciary duty in connection with the offering of the Shares.
(c)                The Company acknowledges that: (i) each of the Placement Agents' research analysts and research departments are required to be independent from its respective investment banking division and are subject to regulations and internal policies relating to such independence, and (ii) each of the Placement Agents' research analysts may hold views and make statements or investment recommendations and/or publish reports with respect to the Company and/or the offering that differ from the views of their respective investment banking divisions.  The Company waives to the full extent permitted by applicable law any claims it may have against the Placement Agents relating to any conflict of interest that may arise from any potential conflict of interest relating to the foregoing.
11.            Counterparts.  This Agreement may be signed in two or more counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.
12.            Applicable Law.  This Agreement shall be governed by and construed in accordance with the internal laws of the State of New York.
(a)                Any legal suit, action or proceeding arising out of or based upon this Agreement or the transactions contemplated hereby ("Related Proceedings") shall be instituted in the federal courts of the United States of America located in the City and County of New York, Borough of Manhattan, or the courts of the State of New York in each case located in the City and County of New York, Borough of Manhattan (collectively, the "Specified Courts"), and each party (i) agrees not to institute a Related Proceeding in a tribunal or jurisdiction other than the Specified Courts and (ii) irrevocably submits to the exclusive jurisdiction (except for proceedings instituted in regard to the enforcement of a judgment of any such court (a "Related Judgment"), as to which such jurisdiction is non-exclusive) of the Specified Courts in any such suit, action or proceeding.  Service of any process, summons, notice or document by mail to such party's address set forth above shall be effective service of process for any suit, action or other proceeding brought in any such court.  The parties irrevocably and unconditionally waive any objection to the laying of venue of any suit, action or other proceeding in the Specified Courts and irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such suit, action or other proceeding brought in any such court has been brought in an inconvenient forum.  Each party not located in the United States irrevocably appoints CT Corporation System, with offices currently at 111 Eighth Avenue, New York, New York 10011, as its agent to receive service of process or other legal summons for purposes of any such suit, action or proceeding that may be instituted in any state or federal court in the City and County of New York.

(b)                With respect to any Related Proceeding, each party irrevocably waives, to the fullest extent permitted by applicable law, all immunity (whether on the basis of sovereignty or otherwise) from jurisdiction, service of process, attachment (both before and after judgment) and execution to which it might otherwise be entitled in the Specified Courts, and with respect to any Related Judgment, each party waives any such immunity in the Specified Courts or any other court of competent jurisdiction, and will not raise or claim or cause to be pleaded any such immunity at or in respect of any such Related Proceeding or Related Judgment, including, without limitation, any immunity pursuant to the United States Foreign Sovereign Immunities Act of 1976, as amended.
13.            Foreign Taxes.  All payments by the Company to each of the Placement Agents hereunder (including any underwriting discount) shall be made free and clear of, and without deduction or withholding for or on account of, any and all present and future income, stamp or other taxes, levies, imposts, duties, charges, fees, deductions or withholdings, now or hereinafter imposed, levied, collected, withheld or assessed by any jurisdiction in which the Company is organized, resident or doing business for tax purposes (including any political subdivision or taxing aurhority thereof or therein) or any jurisdiction through which the Company or its agent makes a payment (including any political subdivision or taxing authority thereof or therein), excluding (i) any such tax imposed by reason of such Placement Agent having some connection with any such jurisdiction other than its participation as a Placement Agent hereunder, and (ii) any income or franchise tax on the overall net income of such Placement Agent imposed by the United States or by the State of New York or any political subdivision of the United States or of the State of New York (all such non-excluded taxes, "Foreign Taxes"). If the Company is prevented by operation of law or otherwise from paying, causing to be paid or remitting that portion of amounts payable hereunder represented by Foreign Taxes withheld or deducted, then amounts payable under this Agreement shall be increased to such amount as is necessary to yield and remit to each Placement Agent an amount which, after deduction of all Foreign Taxes (including all Foreign Taxes payable on such increased payments) equals the amount that would have been payable if no Foreign Taxes applied.
14.            Headings.  The headings of the sections of this Agreement have been inserted for convenience of reference only and shall not be deemed a part of this Agreement.
15.            Notices.  All communications hereunder shall be in writing and effective only upon receipt by the Joint Lead Managers or the Company as the case may be and if to the Placement Agents shall be delivered, mailed or sent to Clarksons Platou Securities, Inc. at Clarksons Platou Securities, Inc., 410 Park Avenue, Suite 710, New York, New York 10022, Attention: Pat Shea, Pareto Securities Inc. at Pareto Securities Inc., 150 East 52nd Street, 29th Floor, New York, New York 10022, Attention: Audun Hoen and to Seaport Global Securities LLC at Seaport Global Securities LLC, 400 Poydras Street, Ste. 3100, New Orleans, LA 70130, Attention: David Frischkorn, with a copy to Fried, Frank, Harris, Shriver & Jacobson LLP at One New York Plaza, New York, New York 10004, Attention:  Stuart Gelfond and Joshua Wechsler; and if to the Company shall be delivered, mailed or sent to Ocean Rig UDW Inc. 10 Skopa Street, Tribune House, 2nd Floor, Office 202, CY 1075, Nicosia, Cyprus, Attention: Mr. Savvas Georghiades, with a copy to Seward & Kissel LLP, 1 Battery Plaza, New York, New York  10004, Fax:  212- 480-8421, Phone:  212- 574-1200, Attention:  Edward Horton.

[Remainder of page intentionally left blank.  Signature pages follow.]

Very truly yours,

OCEAN RIG UDW INC.

By:	/s/ Niki Fotiou
Name:	Niki Fotiou
Title:	Vice President of Finance and Accounting

[Signature Page to Placement Agency Agreement]

Accepted as of the date hereof

CLARKSONS PLATOU SECURITIES, INC. PARETO SECURITIES INC. SEAPORT GLOBAL SECURITIES LLC

Each acting severally on behalf of itself and the several Placement Agents named in Schedule II hereto.

CLARKSONS PLATOU SECURITIES, INC.

By:	/s/ Patrick Shea
Name:	Patrick Shea
Title:	CEO

PARETO SECURITIES INC.

By:	/s/ Audun J. Hoen
Name:	Audun J. Hoen
Title:	CEO/CCO

SEAPORT GLOBAL SECURITIES LLC

By:	/s/ Gary Meringer
Name:	Gary Meringer
Title:	General Counsel – IB

[Signature Page to Placement Agency Agreement]

SCHEDULE I

Pricing Information

Managers:
Managers authorized to release lock-up under Section 5:	Clarksons Platou Securities, Inc., Pareto Securities Inc. and Seaport Global Securities LLC, as joint lead managers
Manager authorized to appoint counsel under Section 7(c):	Clarksons Platou Securities, Inc., Pareto Securities Inc. and Seaport Global Securities LLC, as joint lead managers
Registration Statement File No.:	333-202829
Time of Sale Prospectus:	1. Prospectus dated June 2, 2015 relating to the Shares
2. The pricing information set forth in this Schedule I.
Lock-up Restricted Period:	60 days
Title of Shares to be placed:	Common Shares par value $0.01 per share
Number of Shares:	28,571,428
Public Offering Price:	$7.00 per share
Closing Date:	June 8, 2015
Closing Location:	Fried, Frank, Harris, Shriver & Jacobson LLP One New York Plaza New York, New York 10004
Address for Notices to Placement Agents:
Clarksons Platou Securities, Inc.
410 Park Avenue, Suite 710
New York, New York 10022
 Attention: Pat Shea
Pareto Securities Inc.
150 East 52nd Street, 29th Floor,
New York, New York 10022
Attention: Audun Hoen

Seaport Global Securities LLC
400 Poydras Street, Ste. 3100
New Orleans, LA 70130
Attention: Gary Meringer

Address for Notices to the Company:	Ocean Rig UDW Inc. 10 Skopa Street, Tribune House, 2nd Floor Office 202 CY 1075 Nicosia, Cyprus Attention: Mr. Savvas Georghiades
I-1

SCHEDULE II

Placement Agents

Clarksons Platou Securities, Inc.

Clarksons Platou Securities AS (the activities of Clarksons Platou Securities AS in the United States will be effected only to the extent permitted by Rule 15a-6 under the Exchange Act)

Pareto Securities Inc.

Pareto Securities AS (the activities of Pareto Securities AS in the United States will be effected only to the extent permitted by Rule 15a-6 under the Exchange Act)

Seaport Global Securities LLC
II-1

SCHEDULE III

COMPANY SUBSIDIARIES
Name of Subsidiary	Jurisdiction of Incorporation
Drill Rigs Holdings Inc.	Marshall Islands
Ocean Rig 1 Shareholders Inc.	Marshall Islands
Ocean Rig 1 Inc.	Marshall Islands
Ocean Rig 1 Greenland Operations Inc.	Marshall Islands
Ocean Rig Falkland Operations Inc.	Marshall Islands
Ocean Rig West Africa Operations Inc.	Marshall Islands
Ocean Rig 2 Shareholders Inc	Marshall Islands
Ocean Rig 2 Inc.	Marshall Islands
Drill Rigs Operations Inc.	Marshall Islands
Ocean Rig EG Operations Inc.	Marshall Islands
Ocean Rig Norway Operations Inc	Marshall Islands
Ocean Rig Liberia Operations Inc.	Marshall Islands
Ocean Rig Ireland Operations Inc.	Marshall Islands
Drillships Holdings Inc.	Marshall Islands
Drillship Hydra Shareholders Inc.	Marshall Islands
Drillship Hydra Owners Inc.	Marshall Islands
Ocean Rig Corcovado Greenland Operations Inc.	Marshall Islands
Drillship Paros Shareholders Inc.	Marshall Islands
Drillship Paros Owners Inc.	Marshall Islands
Drillships Holdings Operations Inc.	Marshall Islands
Ocean Rig Angola Operations Inc.	Marshall Islands
Ocean Rig Gabon Operations Inc.	Marshall Islands
Drillships Investment Inc.	Marshall Islands
Kithira Shareholders Inc.	Marshall Islands
Drillship Kithira Owners Inc.	Marshall Islands
Ocean Rig Poseidon Operations Inc.	Marshall Islands
Skopelos Shareholders Inc.	Marshall Islands
Drillship Skopelos Owners Inc.	Marshall Islands
Drillships Investment Operations Inc.	Marshall Islands
Ocean Rig Namibia Operations Inc.	Marshall Islands
Ocean Rig Cuanza Operations Inc.	Marshall Islands
Drillships Ocean Ventures Inc.	Marshall Islands
Drillship Skiathos Shareholders Inc.	Marshall Islands
Drillship Skiathos Owners Inc.	Marshall Islands
Drillship Skyros Shareholders Inc.	Marshall Islands
Drillship Skyros Owners Inc.	Marshall Islands
Drillship Kythnos Shareholders Inc.	Marshall Islands
Drillship Kythnos Owners Inc.	Marshall Islands
Drillships Ocean Ventures Operations Inc.	Marshall Islands
Ocean Rig Cunene Operations Inc.	Marshall Islands
Ocean Rig Cubango Operations Inc.	Marshall Islands
Ocean Rig Operations Inc.	Marshall Islands
Ireland Drilling Crew Inc.	Marshall Islands
III-1

Name of Subsidiary	Jurisdiction of Incorporation
Drillships Financing Holding Inc.	Marshall Islands
Alley Finance Co.	Marshall Islands
Algarve Finance Ltd	Marshall Islands
Ocean Rig Global Chartering Inc.	Marshall Islands
Drillship Alonissos Shareholders Inc.	Marshall Islands
Drillship Alonissos Owners Inc.	Marshall Islands
Ocean Rig Management Inc.	Marshall Islands
Eastern Med Consultants Inc.	Marshall Islands
Ocean Rig Spares Inc.	Marshall Islands
Bluesky Shareholders Inc.	Marshall Islands
Bluesky Owners Inc.	Marshall Islands
Ocean Rig Black Sea Cooperatief U.A.	Netherlands
Ocean Rig Black Sea Operations B.V.	Netherlands
Ocean Rig Drilling Operations Cooperatief U.A.	Netherlands
Ocean Rig Drilling Operations B.V.	Netherlands
Ocean Rig Block 33 Brasil Cooperatief U.A.	Netherlands
Ocean Rig Block 33 Brasil B.V.	Netherlands
Ocean Rig Ghana Limited	Ghana
Ocean Rig Olympia Operations Ghana Limited	Ghana
Primelead Limited	Cyprus
Ocean Rig UDW LLC	U.S.
Drillships Projects Inc.	Delaware, U.S.
Ocean Rig Canada Inc.	Canada
Ocean Rig North Sea AS	Norway
Ocean Rig AS	Norway
Ocean Rig UK Limited	UK
Ocean Rig Limited	UK
Olympia Rig Angola Holding S.A.	Angola
Olympia Rig Angola LDA	Angola
Ocean Rig Deepwater Drilling Ltd.	Nigeria
Ocean Rig do Brasil Servicos de Petroleo Ltda.	Brazil
Ocean Rig Drilling do Brasil Servicos de Petroleo Ltda.	Brazil
Ocean Rig Rio de Janeiro Servicos de Petroleo Ltda.	Brazil
Ocean Rig Offshore Management Limited	Jersey
OR Crewing Limited	Jersey
Ocean Rig Holdings Inc.	Marshall Islands
Ocean Rig MLP Holdings Inc.	Marshall Islands
Ocean Rig Partners GP LLC	Marshall Islands
Ocean Rig Partners LP	Marshall Islands
Ocean Rig Operating Partners GP LLC	Marshall Islands
Ocean Rig Operating LP	Marshall Islands
Drillships Ocean Ventures II Inc.	Marshall Islands
Drillship Skiathos Shareholders II Inc.	Marshall Islands
Drillship Skiathos Owners II Inc.	Marshall Islands
Drillship Skyros Shareholders II Inc.	Marshall Islands
Drillship Skyros Owners II Inc.	Marshall Islands
III-2

Name of Subsidiary	Jurisdiction of Incorporation
Drillship Kythnos Shareholders II Inc.	Marshall Islands
Drillship Kythnos Owners II Inc.	Marshall Islands
OCR Falklands Drilling Inc.	Marshall Islands
Drillships Ventures Projects Inc.	Delaware, U.S.
South Africa Drilling Crew Inc.	Marshall Islands
Ocean Rig Congo Operations Inc.	Marshall Islands
OR Global Block Operators Inc.	Marshall Islands
Drillship Santorini Shareholders Inc.	Marshall Islands
Drillship Santorini Owners Inc.	Marshall Islands
Drillship Crete Shareholders Inc.	Marshall Islands
Drillship Crete Owners Inc.	Marshall Islands
Drillship Amorgos Shareholders Inc.	Marshall Islands
Drillship Amorgos Owners Inc.	Marshall Islands
OR Benguela Operations Inc.	Marshall Islands

III-3

SCHEDULE IV
Owned Units

Unit	Subsidiary	Jurisdiction
Leiv Eiriksson	Ocean Rig 1 Inc.	Marshall Islands
Eirik Raude	Ocean Rig 2 Inc.	Marshall Islands
Ocean Rig Corcovado	Drillship Hydra Owners Inc.	Marshall Islands
Ocean Rig Olympia	Drillship Paros Owners Inc.	Marshall Islands
Ocean Rig Poseidon	Drillship Kithira Owners Inc.	Marshall Islands
Ocean Rig Mykonos	Drillship Skopelos Owners Inc.	Marshall Islands
Ocean Rig Mylos	Drillship Skiathos Owners Inc.	Marshall Islands
Ocean Rig Skyros	Drillship Skyros Owners Inc.	Marshall Islands
Ocean Rig Athena	Drillship Kythnos Owners Inc.	Marshall Islands
Ocean Rig Apollo	Drillship Alonissos Owners Inc.	Marshall Islands
IV-1

SCHEDULE V

"Knowledge" Officers
George Economou	Chairman of the Board, President, Chief Executive Officer
Anthony Kandylidis	Executive Vice President
Gilles Bocabarteille	Chief Operating Officer
Niki Fotiou	Vice President of Finance and Accounting

V-1

Exhibit 5.1

Seward & Kissel llp ONE BATTERY PARK PLAZA NEW YORK, NEW YORK 10004

WRITER'S DIRECT DIAL	TELEPHONE: (212) 574-1200 FACSIMILE: (212) 480-8421 WWW.SEWKIS.COM	901 K STREET, NW WASHINGTON, D.C. 20001 TELEPHONE: (202) 737-8833 FACSIMILE: (202) 737-5184

June 8, 2015

Ocean Rig UDW Inc.
10 Skopa Street, Tribune House
2nd Floor, Office 202, CY 1075
Nicosia, Cyprus

Re:	Ocean Rig UDW Inc.

Ladies and Gentlemen:

We have acted as counsel to Ocean Rig UDW Inc. (the "Company") in connection with the Company's Registration Statement on Form F-3 (the "Registration Statement") as filed with the U.S. Securities and Exchange Commission (the "Commission") on April 22, 2015, as thereafter amended or supplemented, with respect to the public offering by the Company (the "Offering") of 28,571,428 common shares to be offered by the Company (the "Securities").
We have examined originals or copies, certified or otherwise identified to our satisfaction, of: (i) the Registration Statement; (ii) the prospectus of the Company (the "Prospectus") included in the Registration Statement; and (iii) such corporate documents and records of the Company and such other instruments, certificates and documents as we have deemed necessary or appropriate as a basis for the opinions hereinafter expressed.  In such examinations, we have assumed the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as copies or drafts of documents to be executed, the genuineness of all signatures and the legal competence or capacity of persons or entities to complete the execution of documents.  As to various questions of fact which are material to the opinions hereinafter expressed, we have relied upon statements or certificates of public officials, directors of the Company and others.
We have further assumed for the purposes of this opinion, without investigation, that (i) all documents contemplated by the Prospectus to be executed in connection with the Offering have been duly authorized, executed and delivered by each of the parties thereto other than the Company, and (ii) the terms of the Offering comply in all respects with the terms, conditions and restrictions set forth in the Prospectus and all of the instruments, agreements and other documents relating thereto or executed in connection therewith.
Based upon and subject to the foregoing, and having regard to such other legal considerations which we deem relevant, we are of the opinion that under the laws of the Republic of the Marshall Islands, the Securities have been duly authorized and validly issued and are fully paid for and non-assessable.
This opinion is limited to the laws of the Republic of the Marshall Islands as in effect on the date hereof.

Very truly yours,

/s/ Seward & Kissel LLP

Exhibit 99.1
FORM OF SUBSCRIPTION AGREEMENT

Ocean Rig UDW Inc.
 10 Skopa Street, Tribune House
2nd Floor, Office 202 CY 1075
Nicosia, Cyprus
Attention: Niki Fotiou, VP Finance and Accounting

Ladies and Gentlemen:

The undersigned (the "Investor") hereby confirms its agreement with you as follows:
1.            This Subscription Agreement (this "Agreement") is made as of the date set forth below between Ocean Rig UDW Inc., a Marshall Islands corporation (the "Company"), and the Investor.
2.            The Company has authorized the sale and issuance to certain investors of up to an aggregate of 28,571,428 common shares (the "Shares") of the Company, par value $0.01 per share (the "Common Shares"), subject to adjustment by the Company's Board of Directors, or a committee thereof, for a purchase price of $7.00 per share (the "Purchase Price").
3.            The offering and sale of the Shares (the "Offering") are being made pursuant to (1) an effective Registration Statement on Form F-3 (Registration No. 333-202829) (including the Prospectus contained therein (the "Base Prospectus"), the "Registration Statement") filed by the Company with the Securities and Exchange Commission (the "Commission"), (2) if applicable, certain "free writing prospectuses" (as that term is defined in Rule 405 under the Securities Act of 1933, as amended (the "Act")), that have been or will be filed with the Commission and delivered to the Investor on or prior to the date hereof and (3) a Prospectus Supplement (the "Prospectus Supplement" and together with the Base Prospectus, the "Prospectus," and the term "Preliminary Prospectus" means any preliminary form of the Prospectus) containing certain supplemental information regarding the Shares and terms of the Offering that will be filed with the Commission and delivered to the Investor (or made available to the Investor by the filing by the Company of an electronic version thereof with the Commission).
4.            The Company and the Investor agree that the Investor will purchase from the Company and the Company will issue and sell to the Investor the Shares set forth below for the aggregate purchase price set forth below.  The Shares shall be purchased pursuant to the Terms and Conditions for Purchase of Shares attached hereto as Annex I and incorporated herein by this reference as if fully set forth herein.  The Investor acknowledges that the Offering is not being underwritten by Clarksons Platou Securities, Inc., Clarksons Platou Securities AS, Pareto Securities Inc., Pareto Securities AS, Seaport Global Securities LLC or any other placement agent named in the Preliminary Prospectus (the "Placement Agents").
5.            The Investor acknowledges that (i) there is no minimum offering amount, and (ii) the Investor's obligations under this Agreement, including the obligation to purchase Shares, are expressly not conditioned on the purchase by any or all of the Other Investors (as defined in Annex I hereto) of the Shares that they have agreed to purchase from the Company or the sale by the Company of any specified aggregate number of Shares.
6.            The settlement of the Shares purchased by the Investor shall be by delivery by electronic book-entry at The Depository Trust Company ("DTC"), registered in the Investor's name and address as set forth below or, if so indicated, in the name  and address of a nominee designated by the Investor, and released by American Stock Transfer & Trust Company, LLC, the Company's transfer agent (the "Transfer Agent"), to the Investor at the Closing (as defined in Section 3.1 of Annex I hereto).

NO LATER THAN ONE (1) BUSINESS DAY AFTER THE EXECUTION OF THIS AGREEMENT BY THE INVESTOR AND THE COMPANY, THE INVESTOR SHALL:
(I)	DIRECT THE BROKER-DEALER AT WHICH THE ACCOUNT OR ACCOUNTS TO BE CREDITED WITH THE SHARES ARE MAINTAINED TO SET UP A DEPOSIT/WITHDRAWAL AT CUSTODIAN ("DWAC") INSTRUCTING THE TRANSFER AGENT TO CREDIT SUCH ACCOUNT OR ACCOUNTS WITH THE SHARES, AND
(II)	REMIT BY WIRE TRANSFER THE AMOUNT OF FUNDS EQUAL TO THE AGGREGATE PURCHASE PRICE FOR THE SHARES BEING PURCHASED BY THE INVESTOR TO THE FOLLOWING ACCOUNT:

IT IS THE INVESTOR'S RESPONSIBILITY TO (A) MAKE THE NECESSARY WIRE TRANSFER IN A TIMELY MANNER AND (B) ARRANGE FOR SETTLEMENT BY WAY OF DWAC IN A TIMELY MANNER.  IF THE INVESTOR DOES NOT DELIVER THE AGGREGATE PURCHASE PRICE FOR THE SHARES OR DOES NOT MAKE PROPER ARRANGEMENTS FOR SETTLEMENT IN A TIMELY MANNER, THE SHARES MAY NOT BE DELIVERED AT CLOSING TO THE INVESTOR OR THE INVESTOR MAY BE EXCLUDED FROM THE CLOSING ALTOGETHER.
7.            The Investor represents that, except as set forth below, (a) it has had no position, office or other material relationship within the past three years with the Company or persons known to it to be affiliates of the Company, (b) it is not a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") or an Associated Person of a FINRA member (as such term is defined in Article 1 of the FINRA By-Laws) as of the Closing, and (c) neither the Investor nor any group of Investors (as identified in a public filing made with the Commission) of which the Investor is a part in connection with the Offering of the Shares, acquired, or obtained the right to acquire, 35% or more of the Common Shares (or securities convertible into or exercisable for Common Shares) or the voting power of the Company on a post-transaction basis.
8.             The Investor represents that it has received (or otherwise had made available to it by the filing by the Company of an electronic version thereof with the Commission) the Base Prospectus, dated May 7, 2015, which is a part of the Company's Registration Statement, the Preliminary Prospectus, the documents incorporated by reference therein and any free writing prospectus (together, the "Offering Information"), prior to or in connection with the receipt of this Agreement.  The Investor acknowledges that, prior to the delivery of this Agreement to the Company, the Investor will receive certain additional information regarding the Offering, including pricing information (the "Pricing Information," and together with Offering Information, the "Disclosure Package"). Such information may be provided to the Investor by any means permitted under the Act, including the Prospectus Supplement, a free writing prospectus and oral communications.
9.            No offer by the Investor to buy Shares will be accepted and no part of the Purchase Price will be delivered to the Company until the Investor has received the Disclosure Package and the Company has accepted such offer by countersigning a copy of this Agreement, and any such offer may be withdrawn or revoked by the Investor, without obligation or commitment of any kind, at any time prior to the Company (or a Placement Agent on behalf of the Company) sending (orally, in writing or by facsimile or electronic mail) notice of its acceptance of such offer.  An indication of interest will involve no obligation or commitment of any kind until the Investor has been delivered the Disclosure Package and this Agreement is accepted and countersigned by or on behalf of the Company.

[The remainder of this page is intentionally left blank.]

Number of Shares:

Purchase Price Per Share: $

Aggregate Purchase Price:	$

Please confirm that the foregoing correctly sets forth the agreement between us by signing in the space provided below for that purpose.

Dated as of:

INVESTOR

By:
Print Name:
Title:
Address:

Facsimile:
E-mail:

Agreed and Accepted
This day of June, 2015:

OCEAN RIG UDW INC.

By:
Name:
Title:

ANNEX I
TERMS AND CONDITIONS FOR PURCHASE OF SHARES
1.            Authorization and Sale of the Shares.  Subject to the terms and conditions of this Agreement, the Company has authorized the sale of the Shares.
2.            Agreement to Sell and Purchase the Shares; Placement Agents.
2.1            At the Closing (as defined in Section 3.1), the Company will sell to the Investor, and the Investor will purchase from the Company, upon the terms and conditions set forth herein, the number of Shares set forth on the last page of the Agreement to which these Terms and Conditions for Purchase of Shares are attached as Annex I (the "Signature Page") for the aggregate purchase price therefor set forth on the Signature Page.
2.2            The Company proposes to enter into substantially this same form of Subscription Agreement with certain other investors (the "Other Investors") and expects to complete sales of Shares to them.  The Investor and the Other Investors are hereinafter sometimes collectively referred to as the "Investors," and this Agreement and the Subscription Agreements executed by the Other Investors are hereinafter sometimes collectively referred to as the "Agreements."

2.3            Investor acknowledges that the Company has agreed to pay Clarksons Platou Securities, Inc., Clarksons Platou Securities AS, Pareto Securities Inc., Pareto Securities AS, Seaport Global Securities LLC and the other placement agents named in the Prospectus Supplement (the "Placement Agents") a fee (the "Placement Fee") in respect of the sale of Shares to the Investor.

2.4            The Company has entered into a Placement Agency Agreement, dated on or about June 3, 2015 (the "Placement Agreement"), with the Placement Agents that contains certain representations, warranties, covenants and agreements of the Company.  By countersigning this Subscription Agreement the Company permits the Investor to rely upon such representations, warranties, covenants and agreements of the Company contained in the Placement Agreement.

3.            Closings and Delivery of the Shares and Funds.
3.1            Closing.  The completion of the purchase and sale of the Shares, or a portion thereof, (the "Closing") shall occur at a place and time (the "Closing Date") to be specified by the Company and the Placement Agents, and of which the Investors will be notified in advance by the Placement Agents, in accordance with Rule 15c6-1 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").  At the Closing, (a) the Company shall cause the Transfer Agent to deliver to the Investor the number of Shares set forth on the Signature Page registered in the name of the Investor or, if so indicated on the Investor Questionnaire attached hereto as Exhibit A, in the name of a nominee designated by the Investor and (b) the aggregate purchase price for the Shares being purchased by the Investor will be delivered by or on behalf of the Investor to the Company.
3.2            Conditions to the Company's Obligations.  (a)  The Company's obligation to issue and sell the Shares to the Investor shall be subject to: (i) the receipt by the Company of the purchase price for the Shares being purchased hereunder as set forth on the Signature Page and (ii) the accuracy of the representations and warranties made by the Investor and the fulfillment of those undertakings of the Investor to be fulfilled prior to the Closing Date.

(b)            Conditions to the Investor's Obligations.  The Investor's obligation to purchase the Shares as set forth on the Signature Page will be subject to the accuracy of the representations and warranties made by the Company and the fulfillment of those undertakings of the Company to be fulfilled prior to the Closing Date, including without limitation, those contained in the Placement Agreement, and to the condition that the Placement Agents shall not have: (a) terminated the Placement Agreement pursuant to the terms thereof or (b) determined that the conditions to the closing in the Placement Agreement have not been satisfied.

(c)            Disclaimer Regarding Partial Settlement. The Investor's obligations are expressly not conditioned on the purchase by any or all of the Other Investors of the Shares that they have agreed to purchase from the Company or the sale by the Company of any specified aggregate number of Shares.

3.3            Delivery of Funds.  Delivery by Electronic Book-Entry at The Depository Trust Company.  No later than one (1) business day after the execution of this Agreement by the Investor and the Company, the Investor shall remit by wire transfer the amount of funds equal to the aggregate purchase price for the Shares being purchased by the Investor to the following account designated by the Company and the Placement Agents pursuant to the terms of that certain Escrow Agreement (the "Escrow Agreement"), dated as of June 3, 2015, by and among DNB Bank, ASA, New York Branch (the "Escrow Agent"), the Company and Clarksons Platou Securities, Inc.:

Such funds shall be held in escrow until the Closing and delivered by the Escrow Agent on behalf of the Investors to the Company upon the satisfaction, in the sole judgment of the Placement Agents, of the conditions set forth in Section 3.2(b) hereof.  The Placement Agents shall have no rights in or to any of the escrowed funds, unless the Placement Agents and the Escrow Agent are notified in writing by the Company in connection with the Closing that a portion of the escrowed funds shall be applied to the Placement Fee.  The Company and the Investor agree to indemnify and hold the Escrow Agent harmless from and against any and all losses, costs, damages, expenses and claims (including, without limitation, court costs and reasonable attorneys fees) ("Losses") arising under this Section 3.3 or otherwise with respect to the funds held in escrow pursuant hereto or arising under the Escrow Agreement, unless it is finally determined that such Losses resulted directly from the willful misconduct or gross negligence of the Escrow Agent.  Anything in this Agreement to the contrary notwithstanding, in no event shall the Escrow Agent be liable for any special, indirect or consequential loss or damage of any kind whatsoever (including but not limited to lost profits), even if the Escrow Agent has been advised of the likelihood of such loss or damage and regardless of the form of action.

Investor shall also furnish the Placement Agents a completed W-9 form (or, in the case of an Investor who is not a United States citizen or resident, a W-8 form).

3.4            Delivery of Shares.  Delivery by Electronic Book-Entry at The Depository Trust Company.  No later than one (1) business day after the execution of this Agreement by the Investor and the Company, the Investor shall direct the broker-dealer at which the account or accounts to be credited with the Shares being purchased by such Investor are maintained, which broker/dealer shall be a DTC participant, to set up a Deposit/Withdrawal at Custodian ("DWAC") instructing the Transfer Agent, to credit such account or accounts with the Shares by means of an electronic book-entry delivery.  Such DWAC shall indicate the settlement date for the deposit of the Shares, which date shall be provided to the Investor by the Placement Agents.  Simultaneously with the delivery to the Company by the Escrow Agent of the funds held in escrow pursuant to Section 3.3 above, the Company shall direct the Transfer Agent to credit the Investor's account or accounts with the Shares pursuant to the information contained in the DWAC.

4.            Representations, Warranties and Covenants of the Investor.
The Investor acknowledges, represents and warrants to, and agrees with, the Company and the Placement Agents that:

4.1            The Investor (a) is knowledgeable, sophisticated and experienced in making, and is qualified to make decisions with respect to, investments in shares presenting an investment decision like that involved in the purchase of the Shares, including investments in securities issued by the Company and investments in comparable companies, (b) has answered all questions on the Signature Page and the Investor Questionnaire and the answers thereto are true and correct as of the date hereof and will be true and correct as of the Closing Date and (c) in connection with its decision to purchase the number of Shares set forth on the Signature Page, has received and is relying solely upon (i) the Offering Information and the documents incorporated by reference therein and (ii) the Disclosure Package.

4.2            (a) No action has been or will be taken in any jurisdiction outside the United States by the Company or the Placement Agents that would permit an offering of the Shares, or possession or distribution of offering materials in connection with the issue of the Shares in any jurisdiction outside the United States where action for that purpose is required, (b) if the Investor is outside the United States, it will comply with all applicable laws and regulations in each foreign jurisdiction in which it purchases, offers, sells or delivers Shares or has in its possession or distributes any offering material, in all cases at its own expense and (c) the Placement Agents are not authorized to make and has not made any representation, disclosure or use of any information in connection with the issue, placement, purchase and sale of the Shares, except as set forth or incorporated by reference in the Base Prospectus or the Prospectus Supplement.
4.3            The Investor has full right, power, authority and capacity to enter into this Agreement and to consummate the transactions contemplated hereby and has taken all necessary action to authorize the execution, delivery and performance of this Agreement, and (b) this Agreement constitutes a valid and binding obligation of the Investor enforceable against the Investor in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors' and contracting parties' rights generally and except as enforceability may be subject to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law) and except as to the enforceability of any rights to indemnification or contribution that may be violative of the public policy underlying any law, rule or regulation (including any federal or state securities law, rule or regulation).
4.4            The Investor understands that nothing in this Agreement, the Prospectus or any other materials presented to the Investor in connection with the purchase and sale of the Shares constitutes legal, tax or investment advice.  The Investor has consulted such legal, tax and investment advisors as it, in its sole discretion, has deemed necessary or appropriate in connection with its purchase of Shares.
4.5            Since the date on which the Placement Agents first contacted such Investor about the Offering, the Investor has not engaged in any transactions in the securities of the Company (including, without limitation, any Short Sales (as defined below) involving the Company's securities) and has not violated its obligations of confidentiality.  Each Investor covenants that it will not engage in any transactions in the securities of the Company (including Short Sales) or disclose any information about the contemplated offering (other than to its advisors that are under a legal obligation of confidentiality) prior to the time that the transactions contemplated by this Agreement are publicly disclosed.  Each Investor agrees that it will not use any of the Shares acquired pursuant to this Agreement to cover any short position in the Common Shares if doing so would be in violation of applicable securities laws.  For purposes hereof, "Short Sales" include, without limitation, all "short sales" as defined in Rule 200 promulgated under Regulation SHO under the Exchange Act, whether or not against the box, and all types of direct and indirect stock pledges, forward sales contracts, options, puts, calls, short sales, swaps, "put equivalent positions" (as defined in Rule 16a-1(h) under the Exchange Act) and similar arrangements (including on a total return basis), and sales and other transactions through non-US broker dealers or foreign regulated brokers.
5.            Survival of Representations, Warranties and Agreements; Third Party Beneficiary.  Notwithstanding any investigation made by any party to this Agreement or by the Placement Agents, all covenants, agreements, representations and warranties made by the Company and the Investor herein will survive the execution of this Agreement, the delivery to the Investor of the Shares being purchased and the payment therefor.  The Placement Agents shall be third-party beneficiaries with respect to the representations, warranties and agreements of the Investor in Section 4 hereof.
6.            Notices.  All notices, requests, consents and other communications hereunder will be in writing, will be mailed (a) if within the domestic United States by first-class registered or certified airmail, or nationally recognized overnight express courier, postage prepaid, or by facsimile or (b) if delivered from outside the United States, by International Federal Express or facsimile, and will be deemed given (i) if delivered by first-class registered or certified mail domestic, three business days after so mailed, (ii) if delivered by nationally recognized overnight carrier, one business day after so mailed, (iii) if delivered by International Federal Express, two business days after so mailed and (iv) if delivered by facsimile, upon electric confirmation of receipt and will be delivered and addressed as follows:

(a)	if to the Company, to:

Ocean Rig UDW Inc.
10 Skopa Street, Tribune House
2nd Floor, Office 202 CY 1075
Nicosia, Cyprus
Facsimile: 011-357-22761542
Attention: Niki Fotiou

with a copy to:

Seward & Kissel LLP
1 Battery Plaza
New York, New York 10004
Fax:  212~~-~~480-8421
Attention:  Edward Horton

(b)            if to the Investor, at its address on the Signature Page hereto, or at such other address or addresses as may have been furnished to the Company in writing.
7.            Changes.  This Agreement may not be modified or amended except pursuant to an instrument in writing signed by the Company and the Investor.
8.            Headings.  The headings of the various sections of this Agreement have been inserted for convenience of reference only and will not be deemed to be part of this Agreement.
9.            Severability.  In case any provision contained in this Agreement should be invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein will not in any way be affected or impaired thereby.
10.            Governing Law.  This Agreement will be governed by, and construed in accordance with, the internal laws of the State of New York, without giving effect to the principles of conflicts of law that would require the application of the laws of any other jurisdiction.
11.            Counterparts.  This Agreement may be executed in two or more counterparts, each of which will constitute an original, but all of which, when taken together, will constitute but one instrument, and will become effective when one or more counterparts have been signed by each party hereto and delivered to the other parties.  The Company and the Investor acknowledge and agree that the Company shall deliver its counterpart to the Investor along with the Prospectus Supplement (or the filing by the Company of an electronic version thereof with the Commission).
12.            Confirmation of Sale.  The Investor acknowledges and agrees that such Investor's receipt of the Company's counterpart to this Agreement, together with the Prospectus Supplement (or the filing by the Company of an electronic version thereof with the Commission), shall constitute written confirmation of the Company's sale of Shares to such Investor.
13.            Press Release.  The Company and the Investor agree that the Company shall issue a press release announcing the Offering and disclosing all material terms and conditions of the Offering prior to the opening of the financial markets in New York City on the business day immediately after the date hereof.
14.            Termination.  In the event that the Placement Agreement is terminated by the Placement Agents pursuant to the terms thereof, this Agreement shall terminate without any further action on the part of the parties hereto.[The remainder of this page is intentionally left blank.]

Exhibit A

INVESTOR QUESTIONNAIRE
Pursuant to Section 3 of Annex I to the Agreement, please provide us with the following information:

1.	The exact name that your Shares are to be registered in (attach additional sheets, if necessary). You may use a nominee name if appropriate:

2.	The relationship between the Investor and the registered holder listed in response to item 1 above:

3.	The mailing address of the registered holder listed in response to item 1 above:

4.	The Social Security Number or Tax Identification Number of the registered holder listed in the response to item 1 above:

5.	Name of DTC Participant (broker-dealer at which the account or accounts to be credited with the Shares are maintained):

6.	DTC Participant Number:

7.	Name of Account at DTC Participant being credited with the Shares**:

8.	Account Number at DTC Participant being credited with the Shares:

** In order to ensure timely settlement, please cause your broker or custodian to include the name of the ultimate beneficial holder or sub-account to which the shares shall be credited in the DWAC authorization request.